UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on September 30, 2023, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the nine-month period ended on

September 30, 2023, presented on comparative basis in homogeneous currency

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME4

EARNING PER SHARE5

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES18

3. SEGMENT REPORTING19

4. FAIR VALUES22

5. CASH AND DUE FROM BANKS25

6. RELATED PARTY TRANSACTIONS25

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT26

8. CONSIDERATIONS OF RESULTS30

9. INSURANCE30

10. ASSET MANAGEMENT AND OTHER SERVICES30

11. ADDITIONAL INFORMATION REQUIRED BY THE BCRA31

12 FINANCIAL RISK FACTORS33

13 REPURCHASE OF TREASURY SHARES33

14 DEFINITIVE commitment to merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.34

15 ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES34

16. TURNOVER TAX36

17. SUBSEQUENT EVENTS36

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS37

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED42

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING44

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING45

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT46

SCHEDULE G - INTANGIBLE ASSETS47

SCHEDULE H – CONCENTRATION OF DEPOSITS48

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS49

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY50

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES51

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION59

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME60

EARNING PER SHARE61

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY63

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW65

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION66

2. CASH AND DUE FROM BANKS71

3. FAIR VALUES71

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES73

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME74

6. RESTRICTED ASSETS76

7. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES76

8. LOAN AND DEBT ESTIMATED TERMS80

9. CAPITAL STOCK80

10. FINANCIAL RISK FACTORS81

11. RESTRICTIONS ON THE DISTRIBUTION OF PROFITS81

12. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES81

13. SUBSEQUENT EVENTS82

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES83

SCHEDULE G - INTANGIBLE ASSETS84

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY85

Consolidated Condensed Interim Financial Statements

For the nine-month period ended on

September 30, 2023, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 48 started on January 1, 2023
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 7 to Separate Financial Statements

Composition of Capital Stock as of September 30, 2023

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2023 and December 31, 2022

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	09/30/2023	12/31/2022
Cash and due from banks	4 and 5	100,357,695	98,323,932
Cash		42,779,815	38,846,803
Financial institutions and correspondents		57,273,559	59,419,012
Argentine Central Bank		54,824,632	55,225,359
Other local and financial institutions		2,448,927	4,193,653
Others		304,321	58,117
Debt Securities at fair value through profit or loss	4, 5, 7.1 and A	33,814,918	35,912,959
Derivatives	7.2 and 4	2,779,893	600,423
Reverse Repo transactions	4 and 7.3	179,914,458	43,842,876
Other financial assets	4, 5 and 7.4	37,776,128	16,469,684
Loans and other financing	4,7.5 and B	376,481,309	474,817,180
To the non-financial public sector		506,699	564,154
To the financial sector		1,444,951	1,309,374
To the Non-Financial Private Sector and Foreign residents		374,529,659	472,943,652
Other debt securities	4, 7.6 and A	390,300,660	563,095,354
Financial assets pledged as collateral	4 and 7.7	24,851,719	29,393,217
Current income tax assets		1,768,235	1,982,901
Investments in equity instruments	4 and A	797,498	1,020,955
Property, plant and equipment	F	34,173,848	37,326,513
Investment property	F	34,336,407	34,338,695
Intangible assets	G	45,088,899	45,253,584
Deferred income tax assets		15,832,341	24,157,363
Other non-financial assets	7.8	13,414,071	10,175,499
Inventories	7.9	-	136,294
TOTAL ASSETS		1,291,688,079	1,416,847,429

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2023 and December 31, 2022

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2022	12/31/2022
LIABILITIES
Deposits	4, 7.10 and H	969,043,463	1,112,285,329
Non-financial public sector		115,621,783	56,563,528
Financial sector		124,053	206,056
Non-financial private sector and foreign residents		853,297,627	1,055,515,745
Liabilities at fair value through profit or loss	4 and 7.11	1,189	4,345,742
Repo Transactions	4	732,933	-
Other financial liabilities	4 and 7.12	48,006,944	36,781,441
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.13	5,797,493	11,233,584
Unsubordinated debt securities	4	-	1,140,507
Provisions	7.14	3,932,115	3,436,614
Deferred income tax liabilities		1,114,978	369,812
Other non-financial liabilities	7.15	56,213,340	58,498,085
TOTAL LIABILITIES		1,084,842,455	1,228,091,114

SHAREHOLDERS' EQUITY
Capital stock		442,672	444,411
Paid in capital		166,051,557	172,373,396
Capital Adjustments		18,086,776	18,324,071
Own shares in portfolio		14,050	12,311
Comprehensive adjustment of shares in portfolio		1,916,290	1,678,995
Cost of treasury stock		(3,370,375)	(2,810,121)
Reserve		2,810,121	12,596,198
Retained earnings		(5,750)	(7,200,270)
Other comprehensive income		1,883,572	2,101,116
Net income for the period / year		18,852,566	(8,913,396)
Shareholders' Equity attributable to owners of the parent company		206,681,479	188,606,711
Shareholders' Equity attributable to non-controlling interests		164,145	149,604
TOTAL SHAREHOLDERS' EQUITY		206,845,624	188,756,315
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,291,688,079	1,416,847,429

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Note	Nine-month period ending on		Three-month period ending on
		09/30/2023	09/30/2022	09/30/2023	09/30/2022
Interest income	7.16	564,561,719	362,203,613	233,211,020	138,540,104
Interest expenses	7.17	(406,050,677)	(228,493,581)	(168,152,119)	(90,687,314)
Net interest income		158,511,042	133,710,032	65,058,901	47,852,790
Service fee income	7.19	45,742,714	46,944,858	16,041,887	14,797,263
Service fee expenses	7.20	(12,139,421)	(16,796,556)	(3,657,411)	(5,274,432)
Income from insurance activities	9	6,996,751	7,020,699	2,196,896	2,231,947
Net Service Fee Income		40,600,044	37,169,001	14,581,372	11,754,778
Subtotal		199,111,086	170,879,033	79,640,273	59,607,568
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.18	33,768,833	28,949,530	9,671,348	9,387,196
Result from assets withdrawals rated at amortized cost		1,753,379	1,069,445	1,518,671	(53,386)
Exchange rate difference on gold and foreign currency		1,736,787	4,542,617	(45,106)	1,521,947
Subtotal		37,258,999	34,561,592	11,144,913	10,855,757
Other operating income	7.21	11,076,695	14,254,080	3,504,163	5,223,093
Result from exposure to changes in the purchasing power of the currency		(38,753,423)	(28,590,031)	(19,838,189)	(10,093,224)
Loan loss provisions		(14,046,694)	(20,709,392)	(4,349,826)	(5,345,913)
Net operating income		194,646,663	170,395,282	70,101,334	60,247,281
Personnel expenses	7.22	(76,027,466)	(82,537,665)	(24,319,714)	(25,918,082)
Administration expenses	7.23	(39,677,983)	(43,393,981)	(13,610,806)	(15,516,554)
Depreciations and impairment of non-financial assets	7.24	(13,695,031)	(13,433,976)	(4,309,145)	(4,347,007)
Other operating expenses	7.25	(35,055,370)	(36,643,368)	(12,643,627)	(13,060,074)
Operating income		30,190,813	(5,613,708)	15,218,042	1,405,564
(Loss) before taxes from continuing operations		30,190,813	(5,613,708)	15,218,042	1,405,564
Income tax		11,323,279	1,699,276	5,726,578	2,742,411
Net (loss) for the period		18,867,534	(7,312,984)	9,491,464	(1,336,847)
Net (loss) for the period attributable to owners of the parent company		18,852,566	(7,305,277)	9,483,084	(1,335,169)
Net (loss) for the period attributable to non-controlling interests		14,968	(7,707)	8,380	(1,678)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three-month period on September 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
NUMERATOR
Net (loss) for the period attributable to owners of the parent company	18,852,566	(7,305,277)	9,483,084	(1,335,169)
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net (loss) attributable to owners of the parent company adjusted by dilution	18,852,566	(7,305,277)	9,483,084	(1,335,169)

DENOMINATOR

Weighted average of ordinary shares	442,746	456,332	442,672	455,565
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	442,746	456,332	442,672	455,565

Basic Income per share	42.58	(16.01)	21.41	(2.93)
Diluted Income per share	42.58	(16.01)	21.41	(2.93)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Net (loss) for the period	18,867,534	(7,312,984)	9,491,464	(1,336,847)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Net income from equity instrument at fair value through changes in other comprehensive income	(274,011)	(82,694)	(94,493)	6,477
Income for the period from equity instrument at fair value through other comprehensive income	(421,556)	(127,222)	(145,374)	9,964
Income tax	147,545	44,528	50,881	(3,487)
Total Other Comprehensive Income not to be reclassified to profit or loss	(274,011)	(82,694)	(94,493)	6,477
Components of Other Comprehensive Income to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	135,913	80,511	41,553	23,983
Foreign currency translation differences for the period	135,913	80,511	41,553	23,983
(Loss) from financial instrument at fair value through changes in other comprehensive income	(79,873)	(1,688,443)	(187,322)	709,947
(Loss) for the year from financial instrument at fair value through other comprehensive income	(128,862)	(2,583,015)	(280,261)	1,039,304
Income tax	48,989	894,572	92,939	(329,357)
Total Other Comprehensive Income to be reclassified to profit or loss	56,040	(1,607,932)	(145,769)	733,930
Total Other Comprehensive Income	(217,971)	(1,690,626)	(240,262)	740,407
Other comprehensive income attributable to owners of the parent company	(217,544)	(1,688,908)	(240,015)	739,935
Other comprehensive income attributable to non-controlling interests	(427)	(1,718)	(247)	472
Total Comprehensive (Loss)	18,649,563	(9,003,610)	9,251,202	(596,440)
Total comprehensive (loss) attributable to owners of the parent company	18,635,022	(8,994,185)	9,243,069	(595,234)
Total comprehensive (loss) attributable to non-controlling interests	14,541	(9,425)	8,133	(1,206)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,411	18,324,071	172,373,396	12,311	1,678,995	(2,810,121)	2,104,588	10,491,610	(16,113,666)	2,128,113	125,631	(152,628)	188,606,711	149,604	188,756,315
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2023:
Disposal of reservations	-	-	(6,321,839)	-	-	-	(2,104,588)	(7,681,489)	16,107,916	-	-	-	-	-	-
Acquisition of treasury shares	(1,739)	(237,295)	-	1,739	237,295	(560,254)	-	-	-	-	-	-	(560,254)	-	(560,254)
Net income for the period	-	-	-	-	-	-	-	-	18,852,566	-	-	-	18,852,566	14,968	18,867,534
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	135,913	(353,457)	(217,544)	(427)	(217,971)
Balance at September 30, 2023	442,672	18,086,776	166,051,557	14,050	1,916,290	(3,370,375)	-	2,810,121	18,846,816	2,128,113	261,544	(506,085)	206,681,479	164,145	206,845,624

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2023 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	20,003,067	172,373,394	-	-	-	2,104,587	16,239,537	(11,936,836)	3,234,265	1,604	1,554,710	204,031,050	162,096	204,193,146
Share premium in subsidiaries	-	-	-	-	-	-	-	648	-	-	-	-	648	167	815
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2022:
Constitution of reserves	-	-	-	-	-	-	-	(4,748,712)	4,748,712	-	-	-	-	-	-
Acquisition of treasury shares	(10,139)	(574,466)	-	10,139	574,466	(1,000,312)	-	-	-	-	-	-	(1,000,312)	-	(1,000,312)
Dividend payment	-	-	-	-	-	-	-	(999,218)	-	-	-	-	(999,218)	-	(999,218)
Net income for the period	-	-	-	-	-	-	-	-	(7,305,277)	-	-	-	(7,305,277)	(7,707)	(7,312,984)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	80,511	(1,769,419)	(1,688,908)	(1,718)	(1,690,626)
Balance at September 30, 2022	446,583	19,428,601	172,373,394	10,139	574,466	(1,000,312)	2,104,587	10,492,255	(14,493,401)	3,234,265	82,115	(214,709)	193,037,983	152,838	193,190,821

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended on September 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2023	09/30/2022
CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss) for the period before Income Tax	30,190,813	(5,613,708)

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	13,695,031	13,433,976
Loan loss provisions	14,046,694	20,709,392
Other adjustments
-Exchange rate difference on gold and foreign currency	(1,736,787)	(4,542,617)
- Interests from loans and other financing	(564,561,719)	(362,203,613)
- Interests from deposits and financing received	406,050,677	228,493,581
-Net income from financial instruments at fair value through profit or loss	(33,768,833)	(28,949,530)
-Result from derecognition of financial assets measured at amortized cost	(1,753,379)	(1,069,445)
-Result from exposure to changes in the purchasing power of the currency	38,753,423	28,590,031
-Interest on liabilities for financial leases	386,434	815,493
-Allowances reversed	(2,785,639)	(5,738,693)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	45,109,650	52,739,333
Derivatives	(2,179,470)	300,591
Reverse Repo transactions	(136,071,582)	146,759,683
Loans and other financing
To the non-financial public sector	57,455	(733,874)
To the other financial entities	(135,577)	(941,864)
To the non-financial sector and foreign residents (*)	651,714,657	465,093,881
Other debt securities	172,794,694	(192,572,101)
Financial assets pledged as collateral	4,541,498	(1,271,968)
Other assets (*)	(22,254,212)	27,416,866

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	59,058,255	10,422,535
Financial sector	(82,003)	(6,436)
Private non-financial sector and foreign residents	(608,268,795)	(360,525,467)
Liabilities at fair value through profit or loss	(4,344,553)	(7,182,421)
Repo Transacions	732,933	5,530,166
Other liabilities (*)	9,457,379	(50,970,980)
Income Tax paid	(1,841,892)	(1,701,180)

Net cash (used in) / provided by operating activities (A)	66,805,152	(23,718,369)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(9,757,265)	(11,817,226)

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities" of September 30, 2023, 4,245,588 rights of use of leased properties were eliminated, corresponding to non-monetary transactions.

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended on September 30, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2023	09/30/2022
CASH FLOW FROM INVESTING ACTIVITIES (Continuation)

Collections:
Disposals related to PPE, intangible assets and other assets	378,896	311,740
Purchase of liability or equity instruments issued by other entities	223,457	128,420

Net cash used in investing activities (B)	(9,154,912)	(11,377,066)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(1,923,742)	(4,491,791)
Unsubordinated debt securities	(1,140,507)	(2,863,192)
Financing received from Argentine Financial Institutions	(116,381,735)	(300,740,381)
Dividend payment	-	(999,218)
Repurchase of own shares	(560,254)	(1,000,312)

Collections:
Financing received from Argentine Financial Institutions	110,945,644	287,115,051

Net cash used in financing activities (C)	(9,060,594)	(22,979,843)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	8,152,738	19,137,100

Result from exposure to changes in the purchasing power of the currency of cash and equivalents (E)	(44,421,741)	(41,403,036)
Net increase in cash and cash equivalents (A+B+C+D+E)	12,320,643	(80,341,214)
Cash and cash equivalents at the beginning of the period (NOTE 5)	110,096,897	175,827,776
Cash and cash equivalents at the end of the period (NOTE 5)	122,417,540	95,486,562

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., IUDÚ Compañia Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A ., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on November 27, 2023.

1.1.	Preparation basis

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 739 million and 310 million would have been recorded in the Group's equity as of September 30, 2023 and December 31, 2022, respectively.
●	Option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The BCRA allows financial entities to classify said bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with a counterpart in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criteria of "only payments of principal plus interest" established in IFRS 9, therefore, in accordance with said standard, the Group should have valued said instruments at fair value with consideration in results. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 39 million and 406 million would have been recorded in the Group's equity as of September 30, 2023 and 31 December 2022, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2022 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

It should be noted that these interim condensed financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements except for the changes in accounting standards described in Note 1.1.4.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of September 30, 2023.

1.1.3Comparative information

The balances for the year ended December 31, 2022 and for the nine-month period ended September 30, 2022 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of September 30, 2022 and December 31, 2022 in order to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on September 30, 2023:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

(a)	IFRS 17 “Insurance contracts”

On May 18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The adoption of these amendments did not have a significant impact on these financial statements.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

The application of this standard had no impact for the Group.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The adoption of these amendments had no impact on these financial statements.

The changes that have not entered into force as of September 30, 2023 are set out below:

(a)	Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(b)	Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(c)  Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the years beginning on January 1, 2025 and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2022.

1.2.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	September 30, 2023			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Promissory notes	68,525,343	287,284	225,266	69,037,893
Unsecured corporate loans	73,181,753	473,812	1,378,712	75,034,277
Overdrafts	110,934,782	3,228,703	498,823	114,662,308
Mortgage loans	38,384,025	3,041,233	1,010,210	42,435,468
Automobile and other secured loans	10,346,909	2,027,436	305,454	12,679,799
Personal loans	35,835,362	7,507,996	1,826,513	45,169,871
Credit cards	79,191,539	13,597,313	2,435,478	95,224,330
Foreign Trade Loans	16,637,926	2,206,346	2,769,696	21,613,968
Other financing	72,847,647	193,239	211,215	73,252,101
Other receivables from financial transactions	711,156	174,299	92,421	977,876
Receivables from financial leases	15,711,016	585,340	94,982	16,391,338
Total	522,307,458	33,323,001	10,848,770	566,479,229

1.2.2 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Impact resulting from time elapsing as a consequence of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2022	7,040,642	6,147,547	12,803,385	25,991,574
Transfers:
From Stage 1 to Etapa 2	(725,347)	1,304,939	-	579,592
From Stage 1 to Etapa 3	(67,097)	-	905,202	838,105
From Stage 2 to Etapa 3	-	(142,072)	541,133	399,061
From Stage 2 to Etapa 1	74,041	(157,365)	-	(83,324)
From Stage 3 to Etapa 2	-	13,601	(96,677)	(83,076)
From Stage 3 to Etapa 1	560	-	(25,509)	(24,949)
Additions	7,165,852	-	-	7,165,852
Collections	(10,634,521)	(2,061,383)	(4,779,673)	(17,475,577)
Accruals	84,416	473,623	2,148,859	2,706,898
Withdrawn financial assets	(1,187,482)	(2,723,575)	(5,314,929)	(9,225,986)
Portfolio sale	-	-	(3,740,740)	(3,740,740)
Exchange Differences and Others	5,226,153	2,463,775	9,598,054	17,287,982
Monetary result	(3,092,158)	(2,103,446)	(4,995,265)	(10,190,869)
Allowances for loan losses as of 09/30/2023	3,885,059	3,215,644	7,043,840	14,144,543

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2022	468,931,963	42,926,839	20,645,452	532,504,254
Transfers:
From Stage 1 to Etapa 2	(9,476,877)	9,476,877	-	-
From Stage 1 to Etapa 3	(716,854)	-	716,854	-
From Stage 2 to Etapa 3	-	(612,679)	612,679	-
From Stage 2 to Etapa 1	3,171,812	(3,171,812)	-	-
From Stage 3 to Etapa 2	-	116,854	(116,854)	-
From Stage 3 to Etapa 1	44,817	-	(44,817)	-
Additions	287,228,831	-	-	287,228,831
Collections	(151,230,884)	(7,739,852)	(5,501,324)	(164,472,060)
Accruals	32,915,379	1,777,044	1,940,116	36,632,539
Withdrawn financial assets	(1,187,482)	(2,723,575)	(5,314,929)	(9,225,986)
Portfolio sale	-	-	(3,837,211)	(3,837,211)
Exchange Differences and Others	13,992,399	9,812,108	11,426,728	35,231,235
Monetary result	(232,125,958)	(23,154,459)	(9,677,924)	(264,958,341)
Assets Before Allowances as of 09/30/2023	411,547,146	26,707,345	10,848,770	449,103,261

	Assets Before Allowances			Total as of September 30, 2023
	Stage 1	Stage 2	Stage 3
Promissory notes	68,525,343	287,284	225,266	69,037,893
Unsecured corporate loans	73,181,753	473,812	1,378,712	75,034,277
Overdrafts	29,020,957	202,837	498,823	29,722,617
Mortgage loans	38,384,025	3,041,233	1,010,210	42,435,468
Automobile and other secured loans	10,346,909	2,027,436	305,454	12,679,799
Personal loans	35,835,362	7,507,996	1,826,513	45,169,871
Credit card loans	50,345,052	10,007,523	2,435,478	62,788,053
Foreign Trade Loans	16,637,926	2,206,346	2,769,696	21,613,968
Other financings	72,847,647	193,239	211,215	73,252,101
Other receivables from financial transactions	711,156	174,299	92,421	977,876
Receivables from financial leases	15,711,016	585,340	94,982	16,391,338
Subtotal	411,547,146	26,707,345	10,848,770	449,103,261
Allowances for loan losses	(3,885,059)	(3,215,644)	(7,043,840)	(14,144,543)
Total	407,662,087	23,491,701	3,804,930	434,958,718

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				09/30/2023		12/31/2022
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, 1st floor C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, 5th floor C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	99.91%	7.85%	99.91%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				09/30/2023		12/31/2022
				Direct	Direct and Indirect	Direct	Direct and Indirect
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (4)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (5)	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%

(1) Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A. votes amounts to 99.87% as of 09/30/23 and 12/31/22

(2) On October 21, 2021, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, fixing it at Avda. Gral. San Martín 731, 1st floor, in the City of Mendoza. It is pending registration in the IGJ

(3) On May 31, 2023, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, setting it at San Martin 344, 16th floor of the Autonomous City of Buenos Aires. It is pending registration in the IGJ

(4) On May 31, 2023, the Board of Directors Assembly discussed the change of headquarters of the Company currently located at Bartolomé Miter 434, floor 5, of the Autonomous City of Buenos Aires, setting it at San Martin 344, floor 16 of the Autonomous City of Buenos Aires. It is pending registration in IGJ

(5) On June 29, 2023, the Board of Directors Assembly discussed the change of headquarters of the Company currently located at Bartolomé Miter 434, floor 5, of the Autonomous City of Buenos Aires, setting it at San Martin 344, floor 16 of the Autonomous City of Buenos Aires. It is pending registration in IGJ.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its Consolidated Condensed Interim Financial Statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 500,000
-	"Small and Medium Size Companies", companies that record annual sales of over 500,000 up to 5,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 5,000,000 up to 7,000,000
-	Big Companies. Grandes companies that record annual sales of over 7,000,000

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.

Likewise, as of September 2022, IUDÚ's client and financing portfolio was acquired by the Bank and has been allocated to the Personal and Business Banking segment. The transfer of clients and the back office from IUDÚ to the bank was completed in the last quarter of 2022.

b-    Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

c-    Bank Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients.

d-    Consumer Finance: Includes loans and other credit products targeted to middle and low-middle income sectors and non-financial products and services.

e-    Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.

f-    Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management, retail brokerage services through InvertirOnline, non-financial products through Espacio Cordial Servicios, and until February 2023 offered payment solutions. to retailers through Bolsillo Digital S.A.U.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

During this period, the Group has made the following grouping changes in its information by segments, which were considered in the information presented for comparative purposes:

i) Within the segment "Personal and Business Banking" this period includes the operation of Micro Lending S.A. (pledges), which was previously reflected in the "Consumption" segment. On the other hand, as explained above, IUDÚ's customer and financing portfolio was included within the Personal and Business Banking segment because said portfolio was acquired by the Bank during the last quarter of 2022.

ii) Within the "Consumer" segment, only the operations of IUDÚ and Tarjeta Automática S.A. are reflected, operations that are within a merger process of said companies with Banco Supervielle as described in note 15 to these financial statements.

iii) Within the segment “Adm. FCI and Other Segments” includes the operation of Espacio Cordial Servicios (previously in the “Consumer” segment), which is currently not within the same management framework as the operations described in ii).

The following chart includes information by segment as of September 30,2023 and 2022, and December 31, 2022, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2023
Interest income	118,892,702	68,948,799	369,278,254	5,033,349	16,876	853,070	1,538,669	564,561,719
Interest expenses	(140,589,007)	(45,801,497)	(217,469,564)	(3,058,066)	-	(273,225)	1,140,682	(406,050,677)
Distribution of results by Treasury	72,906,950	3,417,719	(76,324,669)	-	-	-	-	-
Net interest income	51,210,645	26,565,021	75,484,021	1,975,283	16,876	579,845	2,679,351	158,511,042
Services Fee Income	30,423,850	3,852,597	303,902	4,769	-	12,004,380	(846,784)	45,742,714
Services Fee Expenses	(10,872,579)	(659,656)	(324,008)	(35,520)	-	(403,449)	155,791	(12,139,421)
Income from insurance activities	-	-	-	-	6,355,693	-	641,058	6,996,751
Net Service Fee Income	19,551,271	3,192,941	(20,106)	(30,751)	6,355,693	11,600,931	(49,935)	40,600,044
Subtotal	70,761,916	29,757,962	75,463,915	1,944,532	6,372,569	12,180,776	2,629,416	199,111,086
Net income from financial instruments at fair value through profit or loss	393,139	-	27,085,546	161,313	3,575,145	1,896,457	657,233	33,768,833
Income from withdrawal of assets rated at amortized cost	-	-	1,863,799	-	-	-	(110,420)	1,753,379

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2023
Exchange rate difference on gold and foreign currency	(615,817)	202,249	764,802	98,675	559	393,776	892,543	1,736,787
NIFFI And Exchange Rate Differences	(222,678)	202,249	29,714,147	259,988	3,575,704	2,290,233	1,439,356	37,258,999
Result from exposure to changes in the purchasing power of the currency	26,831,719	(4,620,127)	(47,734,154)	(787,956)	(4,570,748)	(2,588,865)	(5,283,292)	(38,753,423)
Other operating income	6,637,408	3,739,403	302,822	201,342	24,841	1,370,067	(1,199,188)	11,076,695
Loan loss provisions	(12,277,302)	(1,712,116)	(42,591)	-	-	-	(14,685)	(14,046,694)
Net operating income	91,731,063	27,367,371	57,704,139	1,617,906	5,402,366	13,252,211	(2,428,393)	194,646,663
Personnel expenses	(55,290,448)	(9,869,736)	(4,768,960)	(474,565)	(1,841,138)	(3,698,885)	(83,734)	(76,027,466)
Administration expenses	(32,631,743)	(2,309,001)	(1,849,409)	(853,562)	(1,250,893)	(2,177,428)	1,394,053	(39,677,983)
Depreciations and impairment of non-financial assets	(10,740,737)	(1,714,446)	(744,067)	-	(146,422)	(152,402)	(196,957)	(13,695,031)
Other operating expenses	(17,796,233)	(6,234,207)	(9,628,179)	(221,380)	(66,444)	(1,124,592)	15,665	(35,055,370)
Operating income	(24,728,098)	7,239,981	40,713,524	68,399	2,097,469	6,098,904	(1,299,366)	30,190,813
Result from associates and joint ventures	-	-	-	(33,859)	-	15,727	18,132	-
Result before taxes	(24,728,098)	7,239,981	40,713,524	34,540	2,097,469	6,114,631	(1,281,234)	30,190,813
Income tax	8,630,302	(2,546,528)	(14,317,316)	(204,031)	(812,833)	(2,171,306)	98,433	(11,323,279)
Net (loss) / income	(16,097,796)	4,693,453	26,396,208	(169,491)	1,284,636	3,943,325	(1,182,801)	18,867,534
Net (loss) / income for the period attributable to owners of the parent company	(16,097,796)	4,693,453	26,396,208	(169,491)	1,284,636	3,943,325	(1,197,769)	18,852,566
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	14,968	14,968
Other comprehensive (loss) / income	(46,668)	(23,138)	(346,892)	-	-	135,913	62,814	(217,971)
Other comprehensive (loss) / income attributable to owners of the parent company	(46,668)	(23,138)	(346,892)	-	-	135,913	63,241	(217,544)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(427)	(427)
Comprehensive (loss) / income for the period	(16,144,464)	4,670,315	26,049,316	(169,491)	1,284,636	4,079,238	(1,119,987)	18,649,563
Comprehensive (loss) / income attributable to owners of the parent company	(16,144,464)	4,670,315	26,049,316	(169,491)	1,284,636	4,079,238	(1,134,528)	18,635,022
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	14,541	14,541

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2023
Cash and due from banks	41,836,738	1,399,918	54,462,263	2,329,091	4,091	1,520,548	(1,194,954)	100,357,695
Debt securities at fair value through profit or loss	71,252	900,949	26,205,887	1,225	3,505,240	2,656,694	473,671	33,814,918
Loans and other financing	207,064,480	148,237,724	17,838,955	-	4,189,031	412,845	(1,261,726)	376,481,309
Other debt securities	550,189	-	384,282,352	-	-	1,213,239	4,254,880	390,300,660
Other Assets	32,835,881	14,219,972	295,366,413	16,521,462	4,639,416	4,081,153	23,069,200	390,733,497
Total Assets	282,358,540	164,758,563	778,155,870	18,851,778	12,337,778	9,884,479	25,341,071	1,291,688,079

Liabilities by segments
Deposits	451,952,723	136,622,728	382,353,939	44,915	-	-	(1,930,842)	969,043,463
Financing received from the Argentine Central Bank and others financial institutions	56,892	77	5,341,624	1,006,746	-	201,541	(809,387)	5,797,493
Other liabilities	39,764,756	9,855,906	16,382,760	856,840	5,785,008	3,749,086	33,607,143	110,001,499
Total Liabilities	491,774,371	146,478,711	404,078,323	1,908,501	5,785,008	3,950,627	30,866,914	1,084,842,455

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2022
Interest income	99,898,326	51,616,341	197,071,394	19,620,751	5,890	36,283	(6,045,372)	362,203,613
Interest expenses	(68,798,497)	(13,787,604)	(139,725,542)	(13,852,316)	-	(133)	7,670,511	(228,493,581)
Distribution of results by Treasury	22,402,462	(18,500,263)	(3,902,199)	-	-	-	-	-
Net interest income	53,502,291	19,328,474	53,443,653	5,768,435	5,890	36,150	1,625,139	133,710,032
Services Fee Income	30,774,125	3,385,229	281,667	4,863,187	-	8,848,380	(1,207,730)	46,944,858
Services Fee Expenses	(10,789,324)	(892,129)	(613,746)	(3,971,239)	-	(887,960)	357,842	(16,796,556)
Income from insurance activities	-	-	-	-	6,253,356	-	767,343	7,020,699
Net Service Fee Income	19,984,801	2,493,100	(332,079)	891,948	6,253,356	7,960,420	(82,545)	37,169,001

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2022
Subtotal	73,487,092	21,821,574	53,111,574	6,660,383	6,259,246	7,996,570	1,542,594	170,879,033
Net income from financial instruments at fair value through profit or loss	-	-	21,750,157	2,001,113	2,081,716	2,047,237	1,069,307	28,949,530
Income from withdrawal of assets rated at amortized cost	-	-	1,075,121	-	-	-	(5,676)	1,069,445
Exchange rate difference on gold and foreign currency	1,069,004	224,560	2,560,695	(51,319)	(172)	136,250	603,599	4,542,617
NIFFI And Exchange Rate Differences	1,069,004	224,560	25,385,973	1,949,794	2,081,544	2,183,487	1,667,230	34,561,592
Result from exposure to changes in the purchasing power of the currency	10,590,532	(7,190,921)	(25,089,333)	2,023,187	(2,893,807)	(1,804,875)	(4,224,814)	(28,590,031)
Other operating income	6,480,930	5,775,385	430,012	1,497,043	39,576	421,727	(390,593)	14,254,080
Loan loss provisions	(13,324,204)	(1,090,402)	162,918	(6,457,704)	-	-	-	(20,709,392)
Net operating income	78,303,354	19,540,196	54,001,144	5,672,703	5,486,559	8,796,909	(1,405,583)	170,395,282
Personnel expenses	(56,034,538)	(8,308,918)	(4,321,514)	(6,880,896)	(1,737,579)	(5,180,206)	(74,014)	(82,537,665)
Administration expenses	(30,861,408)	(2,681,423)	(2,043,339)	(5,320,621)	(1,355,732)	(1,896,888)	765,430	(43,393,981)
Depreciations and impairment of non-financial assets	(10,300,571)	(1,539,774)	(685,479)	(356,787)	(161,405)	(158,019)	(231,941)	(13,433,976)
Other operating expenses	(16,537,533)	(5,538,213)	(10,997,042)	(2,694,562)	(844)	(764,849)	(110,325)	(36,643,368)
Operating income	(35,430,696)	1,471,868	35,953,770	(9,580,163)	2,230,999	796,947	(1,056,433)	(5,613,708)
Result from associates and joint ventures	-	-	-	(704,704)	-	56,854	647,850	-
Result before taxes from continuing operations	(35,430,696)	1,471,868	35,953,770	(10,284,867)	2,230,999	853,801	(408,583)	(5,613,708)
Income tax	12,597,797	(127,400)	(11,861,576)	(497,596)	(996,495)	(472,986)	(341,020)	(1,699,276)
Net (loss) / income	(22,832,899)	1,344,468	24,092,194	(10,782,463)	1,234,504	380,815	(749,603)	(7,312,984)
Net (loss) / income for the period attributable to owners of the parent company	(22,832,899)	1,344,468	24,092,194	(10,782,463)	1,234,504	380,815	(741,896)	(7,305,277)
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	(7,707)	(7,707)
Other comprehensive (loss) / income	(22,982)	(8,104)	(1,646,409)	-	-	80,511	(93,642)	(1,690,626)
Other comprehensive (loss) / income attributable to owners of the parent company	(22,982)	(8,104)	(1,646,409)	-	-	80,511	(91,924)	(1,688,908)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(1,718)	(1,718)
Comprehensive (loss) / income for the period	(22,855,881)	1,336,364	22,445,785	(10,782,463)	1,234,504	461,326	(843,245)	(9,003,610)
Comprehensive (loss) / income attributable to owners of the parent company	(22,855,881)	1,336,364	22,445,785	(10,782,463)	1,234,504	461,326	(833,820)	(8,994,185)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(9,425)	(9,425)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022

Cash and due from banks	38,016,670	1,552,759	57,792,008	446,538	4,116	767,699	(255,858)	98,323,932
Debt securities at fair value through profit or loss	148,180	3,286,932	30,818,346	1,601,692	-	57,809	-	35,912,959
Loans and other financing	293,060,943	167,363,428	13,361,991	114,116	3,576,780	372,359	(3,032,437)	474,817,180
Other debt securities	-	-	555,894,175	2	2,342,396	400,054	4,458,727	563,095,354
Other Assets	32,582,581	10,505,081	131,335,839	26,455,216	4,376,481	6,253,928	33,188,878	244,698,004
Total Assets	363,808,374	182,708,200	789,202,359	28,617,564	10,299,773	7,851,849	34,359,310	1,416,847,429

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022
Deposits	497,889,939	129,174,574	477,819,620	8,272,778	-	141,885	(1,013,467)	1,112,285,329
Financing received from the Argentine Central Bank and others financial institutions	71,928	179	11,161,490	602,241	-	988,567	(1,590,821)	11,233,584
Unsubordinated debt securities	26,154	8,882	1,105,472	-	-	-	(1)	1,140,507
Other liabilities	38,510,639	7,880,268	10,917,689	2,629,770	4,317,419	2,635,732	36,540,177	103,431,694
Total Liabilities	536,498,660	137,063,903	501,004,271	11,504,789	4,317,419	3,766,184	33,935,888	1,228,091,114

4.	FAIR VALUES

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group classifies the fair values of financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quoted price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on Grupo Supervielle’s specific estimates. If all significant inputs required to determine fair value a financial instrument are observable, such instrument is included in level 2. If the inputs used to determine the price are not observable, the instrument will be included in Level 3.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

Grupo Supervielle’s financial instruments measured at fair value as of September 30,2023 and December 31,2022 are detailed below:

Instrument portfolio as of 09/30/2023	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	31,247,745	2,567,173	-	33,814,918
- Derivatives	-	2,779,893	-	2,779,893
- Other financial assets	9,627,009	-	-	9,627,009
- Other debt securities	3,878,047	6,355,317	-	10,233,364
- Financial assets pledged as collateral	24,754,436	-	-	24,754,436
- Investments in Equity Instruments	502,962	-	294,536	797,498
Total Assets	70,010,199	11,702,383	294,536	82,007,118
Liabilities
- Liabilities at fair value through profit or loss	1,189	-	-	1,189
- Other financial liabilities	47,733,648	-	-	47,733,648
Total Liabilities	47,734,837	-	-	47,734,837

Instrument portfolio as of 12/31/2022	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	35,860,845	52,114	-	35,912,959
- Derivatives	600,423	-	-	600,423
- Other financial assets	12,112,142	-	-	12,112,142
- Other debt securities	15,427,891	410,652,004	-	426,079,895
- Financial assets pledged as collateral	29,216,668	-	-	29,216,668
- Investments in Equity Instruments	546,395	-	474,560	1,020,955
Total Assets	93,764,364	410,704,118	474,560	504,943,042
Liabilities
- Liabilities at fair value through profit or loss	4,345,742	-	-	4,345,742
- Other financial liabilities	36,187,950	-	-	36,187,950
Total Liabilities	40,533,692	-	-	40,533,692

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2022	Transfers	Additions	Disposals	P/L	09/30/2023
Assets
- Debt securities at fair value through profit or loss	474,560	-	241,532	-	(421,556)	294,536

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

The Group uses valuation techniques using spot rate curves that estimate yield curves based on market prices market. They are detailed below:

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of September 30, 2023, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30,2023 and December 31, 2022:

Other Financial Instruments as of 09/30/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	100,357,695	100,357,695	100,357,695	-	-
-Other financial assets	28,149,119	28,149,119	28,149,119	-	-
-Loans and other financing	376,481,309	325,458,279	-	-	325,458,279
- Repo transactions	179,914,458	179,914,458	179,914,458	-	-
- Other Debt Securities	380,067,296	378,633,956	45,649,973	332,983,983	-
-Financial assets in as guarantee	97,283	97,283	97,283	-	-
	1,065,067,160	1,012,610,790	354,168,528	332,983,983	325,458,279
Financial Liabilities
-Deposits	969,043,463	960,829,158	-	-	960,829,158
- Other financial liabilities	273,296	273,296	273,296	-	-
- Repo transactions	732,933	732,933	732,933	-	-
-Financing received from the BCRA and other financial institutions	5,797,493	5,962,375	-	-	5,962,375
	975,847,185	967,797,762	1,006,229	-	966,791,533

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	98,323,932	98,323,933	98,323,933	-	-
-Other financial assets	4,357,542	4,357,541	4,357,541	-	-
-Loans and other financing	474,817,180	476,415,421	-	-	476,415,421
- Repo transactions	43,842,876	43,842,876	43,842,876	-	-
- Other Debt Securities	137,015,459	139,749,896	139,749,896	-	-
-Financial assets pledged as collateral	176,549	176,549	176,549	-	-
	758,533,538	762,866,216	286,450,795	-	476,415,421
Financial Liabilities
-Deposits	1,112,285,329	1,141,744,527	-	-	1,141,744,527
-Other financial liabilities	593,491	593,491	593,491	-	-
-Finances received from the BCRA and other financial institutions	11,233,584	17,636,082	-	-	17,636,082
- Unsubordinated debt securities	1,140,507	1,140,507	1,140,507	-	-
	1,125,252,911	1,161,114,607	1,733,998	-	1,159,380,609

5.	CASH AND DUE FROM BANKS

The composition of the cash on each of the indicated dates is detailed below:

Item	09/30/2023	12/31/2022	09/30/2022	12/31/2021
Cash and due from banks	100,357,695	98,323,932	82,730,023	128,903,607
Debt securities at fair value through profit or loss	19,301,699	11,397,797	11,763,995	41,170,125
Money Market Funds	2,758,146	375,168	992,544	5,754,044
Cash and cash equivalents	122,417,540	110,096,897	95,486,562	175,827,776

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	09/30/2023	12/31/2022	09/30/2022	12/31/2021
Cash and due from Banks
As per Statement of Financial Position	100,357,695	98,323,932	82,730,023	128,903,607
As per the Statement of Cash Flows	100,357,695	98,323,932	82,730,023	128,903,607
Debt securities at fair value through profit or loss
As per Statement of Financial Position	33,814,918	35,912,959	36,811,724	88,938,212
Securities not considered as cash equivalents	(14,513,219)	(24,515,162)	(25,047,729)	(47,768,087)
As per the Statement of Cash Flows	19,301,699	11,397,797	11,763,995	41,170,125
Money Market Funds
As per Statement of Financial Position – Other financial assets	37,776,128	16,469,684	19,562,391	54,977,142
Other financial assets not considered as cash	(35,017,982)	(16,094,516)	(18,569,847)	(49,223,098)
As per the Statement of Cash Flow	2,758,146	375,168	992,544	5,754,044

Reconciliation of financing activities at September 30, 2023 is as follows:

Items	Balances at 12/31/2022	Cash Flows		Other non-cash movements	Balances at 09/30/2023
		Collections	Payments
Unsubordinated debt securities	1,140,507	-	(1,140,507)	-	-
Financing received from the Argentine Central Bank and other financial institutions	11,233,584	110,945,644	(116,381,735)	-	5,797,493
Lease Liabilities	3,186,344	-	(1,923,742)	802,640	2,065,242
Total	15,560,435	110,945,644	(119,445,984)	802,640	7,862,735

6.	RELATED PARTY TRANSACTIONS

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Reconquista 330, Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of September 30, 2023 and December 31, 2022 amounts to the 29.86% and 35.12% respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank.) and any company linked to any of the above whose consolidation is not required:

	As of September 30, 2023	As of December 31, 2022
Aggregate total financial exposure	2.572.164	673.747
Number of recipient related parties	83	80
(a) Individuals	70	70
(b) Companies	13	10
Average total financial exposure	30.990	8.422
Single largest exposure	957.379	358.255

Historical values as of December 31, 2022, without adjustment for inflation

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	09/30/2023	12/31/2022
7.1 Debt securities at fair value through profit or loss
Government securities	29,848,021	31,986,332
Corporate securities	3,966,897	3,926,627
	33,814,918	35,912,959
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	2,556,176	420,129
Debtor balances related to forward operations in foreign currency	101,188	113,152
Sales options	122,529	67,142
	2,779,893	600,423
7.3 Repo Transactions
Financial debtors from cash sales to be settled and active repos	144,000	73,375
Financial debtors for active repos of government securities	1,304,579	1,364,627
Financial debtors for active repos of I.R.M. with Argentine Central Bank	177,379,271	42,237,567
Accrued interest receivable for active repos	1,086,608	167,307
	179,914,458	43,842,876

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2023	12/31/2022
7.4 Other financial assets
Participation Certificates in Financial Trusts	397,861	321,793
Investments in Asset Management and Other Services	4,976,953	4,396,558
Other investments	1,890,845	2,093,799
Receivable from spot sales pending settlement	26,638,601	4,866,104
Several debtors	3,513,541	4,754,912
Miscellaneous debtors for credit card operations	495,366	339,469
Allowances	(137,039)	(302,951)
	37,776,128	16,469,684
7.5 Loans and other financing
Non‑financial public sector	506,699	564,154
Financial sector	1,444,951	1,309,374
Loans	1,450,637	1,320,620
Less: allowances	(5,686)	(11,246)
Non‑financial private sector and foreign residents:	374,529,659	472,943,652
Loans	365,215,916	471,711,803
Overdrafts	27,657,023	28,631,275
Promissory notes	144,072,170	152,863,014
Mortgage loans	2,831,876	6,113,902
Automobile and other secured loans	11,761,520	14,722,367
Personal loans	42,603,433	73,332,936
Credit card loans	63,453,318	100,581,004
Foreign trade loans and U$S loans	15,965,991	22,627,739
Others	12,937,347	17,882,623
Interest and price differences accrued receivable	56,039,556	63,057,590
(documented interests)	(11,491,833)	(8,361,657)
IFRS adjustments	(614,485)	261,010
Receivables from financial leases	16,391,338	21,897,706
Others	5,461,735	4,133,329
Less: allowances	(12,539,330)	(24,799,186)
	376,481,309	474,817,180

Likewise, as of September 30, 2023 and December 31, 2022, the Group maintains the following eventual responsibilities:

Eventual Responsibilities	09/30/2023	12/31/2022
Other guarantees granted	44,566,989	25,801,337
Responsibilities for foreign trade operations	11,507,122	2,598,962
Promissory notes	3,139,538	3,979,904
Overdrafts	814,715	417,577
	60,028,364	32,797,780
On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:
	09/30/2023	12/31/2022
Guarantees received	130,150,540	149,845,348
	130,150,540	149,845,348

The classification of loans and other financing, by situation and guarantees received, is detailed in Annex B.

The concentration of loans and other financing is detailed in Annex C.

The opening by term of loans and other financing is detailed in Annex D.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

7.6 Other debt securities
Debt securities	7,865,570	11,496,244
Debt securities of financial trusts	1,736,625	-
Goverment securities	48,658,157	90,203,613
Securities issued by the Argentine Central Bank	332,088,832	461,474,263
Others	48	97
Allowance	(48,572)	(78,863)
	390,300,660	563,095,354
7.7 Financial assets pledged as collateral
Government in guarantee for repo operations	725,932	-
Special guarantees accounts in the Argentine Central Bank	15,629,756	20,913,598
Deposits in guarantee	8,496,031	8,479,619

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2023	12/31/2022
	24,851,719	29,393,217
7.8 Other non-financial assets
Other Miscellaneous assets	5,327,049	5,019,740
Loans to employees	3,670,108	1,747,340
Payments in advance	3,564,631	2,708,267
Works of art and collector's pieces	165,274	168,016
Retirement insurance	432,090	253,061
Other non-financial assets	254,919	279,075
	13,414,071	10,175,499

7.9 Inventories
Electronics	-	136,294
	-	136,294
7.10 Deposits
Non-financial sector	115,621,783	56,563,528
Financial sector	124,053	206,056
Current accounts	80,829,852	102,741,779
Savings accounts	375,593,571	363,306,515
special checking accounts	134,895,031	187,615,187
Fixed term and term investments	198,396,491	306,239,595
Investment accounts	38,306,275	65,775,509
Others	10,431,548	12,530,545
Interest and Adjustments	14,844,859	17,306,615
	969,043,463	1,112,285,329
7.11 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	-	2,580,205
Liabilities for transactions in foreign currency	1,189	1,765,537
	1,189	4,345,742
7.12 Other financial liabilities
Amounts payable for spot transactions pending settlement	18,027,226	4,190,437
Collections and other operations on behalf of third parties	27,855,494	29,227,125
Fees accrued to pay	6,592	7,476
Financial guarantee contracts	52,390	49,573
Lease liability	2,065,242	3,186,344
Others	-	120,486
	48,006,944	36,781,441
7.13 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	3,214,907	7,758,802
Financing received from international institutions	2,582,586	3,474,782
	5,797,493	11,233,584
7.14 Provisions
Provisions for unutilized balances	2,381,160	2,334,335
Eventual commitments	807,600	925,198
Other contingencies	743,355	177,081
	3,932,115	3,436,614
7.15 Other non-financial liabilities
Payroll and social securities	21,841,336	22,994,304
Sundry creditors	17,383,333	18,703,757
Tax payable	13,595,506	14,395,247
Planned payment orders pending settlement	2,579,783	1,519,698
Revenue from contracts with customers (1)	645,002	666,359
Contribution to the deposit guarantee fund	131,027	133,410
Others non- financial liabilities	37,353	85,310
	56,213,340	58,498,085

	Nine-month period ending on		Three-month period ending on
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
7.16 Interest income
Interest on overdrafts	19,910,287	9,295,410	8,113,054	3,308,552
Interest on promissory notes	27,847,104	31,519,417	11,102,508	10,332,305
Interest on personal loans	33,324,785	46,729,248	10,085,278	13,925,692

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Interest on promissory notes	41,495,861	20,647,845	16,973,384	8,767,445
Interest on credit card loans	21,652,846	20,925,913	6,386,282	7,154,000
Interest on mortgage loans	28,141,602	27,758,600	9,411,387	10,356,705
Interest on automobile and other secured loan	6,181,269	6,265,402	2,139,741	2,190,375
Interest on foreign trade loans and USD loans	1,751,595	2,089,401	525,720	589,042
Interest on financial leases	8,695,040	6,702,506	3,052,959	2,411,264
Interest on public and private securities measured at amortized cost	285,989,986	174,011,528	119,610,116	74,294,320
Others	89,571,344	16,258,343	45,810,591	5,210,404
	564,561,719	362,203,613	233,211,020	138,540,104
7.17 Interest Expenses
Interest on current accounts deposits	179,188,596	92,161,188	74,298,750	40,930,509
Interest on time deposits	221,742,345	131,851,363	91,648,377	48,119,030
Interest on other liabilities from financial transactions	2,109,269	3,202,580	823,828	1,206,609
Interest on financing from the financial sector	1,310,372	512,511	710,928	86,012
Others	1,700,095	765,939	670,236	345,154
	406,050,677	228,493,581	168,152,119	90,687,314
7.18 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	30,159,756	26,288,361	7,983,573	8,805,909
Income from securities issued by the Argentine Central Bank	161,313	2,001,114	-	341,922
Derivatives	3,447,764	660,055	1,687,775	239,365
	33,768,833	28,949,530	9,671,348	9,387,196
7.19 Service Fees Income
Commissions from deposit accounts	18,911,144	19,176,039	6,267,726	6,040,184
Commissions from credit and debit cards	10,417,869	14,508,718	3,387,618	4,611,098
Commissions from loans operations	209,064	520,325	51,756	100,798
Commissions from miscellaneous operations	15,949,419	12,522,342	6,256,597	3,983,652
Others	255,218	217,434	78,190	61,531
	45,742,714	46,944,858	16,041,887	14,797,263
7.20 Services Fees expenses
Commissions paid	11,883,171	16,382,920	3,598,363	5,188,414
Export and foreign currency operations	256,250	413,636	59,048	86,018
	12,139,421	16,796,556	3,657,411	5,274,432
7.21 Other operating incomes
Loans recovered and allowances reversed	2,785,639	5,738,693	580,939	1,998,382
Rental from safety boxes	1,028,888	1,186,141	346,275	396,126
Commissions from trust services	96,143	117,023	36,064	37,627
Adjust other credits	1,025,722	599,693	448,856	221,443
Sales of property. plant and equipment	8,447	49,606	-	(17,461)
Default interests	1,237,085	907,106	362,088	288,624
Others	4,894,771	5,655,818	1,729,941	2,298,352
	11,076,695	14,254,080	3,504,163	5,223,093
7.22 Personnel expenses
Payroll and social securities	71,439,328	76,223,837	22,870,939	23,494,768
Personnel expenses	4,588,138	6,313,828	1,448,775	2,423,314
	76,027,466	82,537,665	24,319,714	25,918,082

7.23 Administration expenses
Directors´ and statutory auditors´fees	1,279,510	1,201,755	482,356	446,425
Other fees	13,057,118	12,220,033	4,754,292	4,276,719
Advertising and publicity	2,207,504	3,573,860	912,171	1,480,836
Taxes	9,472,812	9,697,428	3,332,532	3,235,849
Maintenance. security and services	9,336,718	10,637,005	3,179,798	3,635,242
Rent	27,486	149,876	12,073	47,518
Others	4,296,835	5,914,024	937,584	2,393,965

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
	39,677,983	43,393,981	13,610,806	15,516,554
7.24 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	2,301,564	2,419,305	745,334	709,900
Depreciation of other non-financial assets	1,410,206	1,072,597	464,476	372,047
Amortization of intangible assets (Schedule G)	6,946,075	6,973,484	2,312,030	2,255,629
Depreciation of rent asstes by right of use (Schedule F)	3,030,256	2,968,590	787,283	1,009,431
Impairment of furniture and facilities	6,930	-	22	-
	13,695,031	13,433,976	4,309,145	4,347,007
7.25 Other operating expenses
Promotions related with credit cards	1,787,888	2,836,824	640,018	948,442
Turnover tax	25,428,913	25,277,283	8,436,440	9,127,884
Result by initial recognition of loans	130,446	237,537	17,580	68,336
Balance adjustments loans and credit cards	660,151	494,953	211,431	174,851
Interests for leases liabilities	386,434	815,493	102,686	175,438
Coverage services	14,878	23,916	5,400	5,951
Contributions made to deposit insurance fund	1,201,385	1,410,251	408,001	466,698
Others provisions	3,518,878	3,594,685	2,208,734	1,560,064
Others	1,926,397	1,952,426	613,337	532,410
	35,055,370	36,643,368	12,643,627	13,060,074

8.	CONSIDERATIONS OF RESULTS

The Shareholders' General Meeting held on April 27, 2023, approved the financial statements as of December 31, 2022 and the treatment of the results corresponding to the year ended on that date. Given that the unallocated results were negative, it was approved to absorb them with an optional reserve, legal reserve and share premium.

9.	INSURANCE

9.1 Income from insurances activities

The composition of the item “Result for insurance activities” as of September 30, 2023, and September 30, 2022, is as follows:

Items	Nine-month period ending on		Three-month period ending on
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Accrued premiums	9,969,176	10,186,539	3,440,985	3,309,593
Accrued claims	(1,364,383)	(1,584,800)	(482,134)	(495,600)
Production expenses	(1,608,042)	(1,581,040)	(761,955)	(582,046)
Total	6,996,751	7,020,699	2,196,896	2,231,947

10.	ASSET MANAGEMENT AND OTHER SERVICES

As of September 30, 2023, and December 31, 2022, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with C.N.V. General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Premier Renta CP en Pesos	218,867,941	206,526,421	218,564,336	206,255,127	20,073,209,742	16,191,115,975
Premier Renta Plus en Pesos	2,660,871	1,363,520	2,470,542	1,359,538	321,920,636	21,721,110
Premier Renta Fija Ahorro	18,420,046	26,216,701	16,996,966	25,954,210	347,735,122	712,483,562
Premier Renta Fija Crecimiento	571,122	418,324	498,478	417,225	6,238,235	4,920,585
Premier Renta Variable	3,180,215	1,217,711	3,153,575	1,186,901	11,502,249	5,946,886
Premier Abierto Pymes	3,295,109	2,605,609	3,289,255	2,511,747	110,527,682	75,458,259
Premier Commodities	1,782,452	2,129,970	1,385,135	1,633,471	19,919,601	24,979,798

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Premier Capital	15,323,138	13,588,241	14,308,556	13,511,547	5,383,019,959	476,377,885
Premier Inversión	1,040,189	2,568,599	1,026,618	2,567,364	352,371,372	1,052,023,732
Premier Balanceado	2,023,027	3,432,307	1,839,284	2,784,763	57,624,717	102,340,389
Premier Renta Mixta	12,938,432	7,730,607	12,683,996	7,711,846	1,045,886,684	616,247,881
Premier Renta Mixta en Dólares	792,419	575,740	775,618	483,261	3,918,973	2,569,639
Premier Performance Dólares	2,729,015	1,101,464	2,618,062	1,091,028	10,121,620	4,468,523
Premier Global USD	210,005	134,579	204,755	132,779	520,745	321,553
Premier Estratégico	3,515,235	2,978,159	3,255,397	2,975,530	832,710,848	832,710,848
Premier FCI Sustentable ASG	1,632,897	-	1,630,346	-	1,283,825,140	-

11.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

11.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020. As of January 1, 2023 with the appearance of Communication “A” 7661, the limit is established at $6,000.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on April 17, 2020, pursuant to provision “A” 6460, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate-or the reference rate plus five percentage points – the highest of both –, except for fixed-term deposits in pesos arranged at the minimum annual nominal rate published by the B.C.R.A. as provided in point 1.11.1. of the regulations on “Term deposits and investments”. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

11.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	09/30/2023	12/31/2022
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	15,629,756	20,913,597
Guarantee deposits for term operations	4,894,129	5,492,809
Guarantee deposits for credit cards transactions	1,870,108	2,028,421
Guarantee deposits by capacity for Repo Transactions	72,976	-
Other guarantee deposits	1,650,569	958,271
	24,117,538	29,393,098

Within restricted availability assets there are 763,696 forward purchases through repos transactions.

11.3. Compliance of provisions issued by the National Securities Commission

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012 to 2022 and until September 30, 2023, the accounting books since 2019 up to date and all corporate books are safeguarded in the registered headquarters.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

11.4 Financial Trusts

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of September 30, 2023:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine Dated 10/14/2023 Interconexión Eléctrica Rodeo S.A. accepted the proposal of the Commission for Extension and Extension of the Trust Contract for 6 months	-	-

Those initially mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

Interconexion Electrica Rodeo S.A.

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

As of September 30, 2023, IUDÚ does not have current trusts.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

11.5. Issuance of negotiable debt secutities

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

As of September 30, 2023, the Group has no outstanding issues and as of December 31, 2022, outstanding issues amount to $1,140,507.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Global Program for the Issuance of Subordinated debt securities

As of September 30, 2023 and December 31, 2022 the Group has no outstanding issues.

11.6. Restrictions imposed on the distributions of dividends

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

On March 9, 2023, through communication "A" 7719, the BCRA established that from April 1, 2023, and until December 31, 2023, financial entities may distribute results in 6 equal, monthly and consecutive installments. for up to 40% of the amount that would have corresponded if the profit distribution rules were applied.

As indicated in note 13, as a result of the treasury stock purchase program, as of September 30, 2023, the Company has 14,050,492 treasury shares in its portfolio. Their acquisition cost amounted to 3,370,375 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, subsection 11, item c of the C.N.V. Regulations (N.T. 2013 and mod.), while said shares are held in the portfolio, there is a restriction on the distribution of the results unassigned and free reserves for the amount of said cost.

11.7. Accounts unedifying minimum cash integration compliance

As of September 30, 2023 and December 31,2022, the minimum cash reserve was made up as follows:

Item (*)	09/30/2023	12/31/2022
Current accounts in the Argentine Central Bank (**)	16,000,000	50,000
Sight accounts in the Argentine Central Bank (**)	40,033,328	27,152,132
Special guarantee accounts at the B.C.R.A. (**)	12,728,174	10,243,021
Special accounts for acred. assets (**)	1,637,278	-
Total	70,398,780	37,445,153

(*) Historical values without inflation adjustment

(**)They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

12	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what is reported in the financial statements as of December 31, 2022 and in Note 1.2.

13	REPURCHASE OF TREASURY SHARES

On July 20, 2022, the Company's Board of Directors approve a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program does not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A." The remaining terms and conditions will remain in force as they were approved.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as "Own shares in portfolio" and its restatement as " Inflation adjustment of treasury shares ". The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost of own shares in portfolio”.

As of September 30, 2023, Grupo Supervielle's share repurchase program has expired, meaning additional shares cannot be acquired. Grupo Supervielle has acquired a total of 11,093,572 Class B Shares in ByMA and 591,384 ADRs in NYSE, achieving an execution of 86.3% of the program and 3.076% of the share capital.

14	DEFINITIVE commitment to merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.

On December 14, 2022, the board of directors of Banco Supervielle S.A. accepted a merger commitment by absorption, as absorbing company, with IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., as absorbed companies.

The absorption of these two companies will make it possible to offer services to the consumer financing segment in a much more efficient manner, simplifying the corporate structure and completing the integration that began in September 2022 with the migration of clients and the IUDÚ financing portfolio to the Bank. Customers who have IUDÚ accounts will be able to maintain a 100% digital experience while having the rest of the Bank's service channels available.

On March 6, 2023, the board of directors of Banco Supervielle S.A. agreed to carry out a corporate reorganization, through a merger by absorption by which Banco Supervielle would absorb IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., which would be dissolved without liquidation. The Merger date was set with effect on January 1, 2023, inclusive, date from which Banco Supervielle S.A. As absorbing and continuing company, it will assume the activities of IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., assuming the rights and obligations corresponding to it. As of that date and while the Merger process is pending registration, the operations of both companies will be reported as carried out on behalf of and by order of Banco Supervielle S.A.

The shareholders of the companies Banco Supervielle S.A. (“Absorbing Company”), IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A. (“Absorbed Companies”) approved in an ordinary and extraordinary meeting held on May 18, 2023, the merger by absorption of the Absorbing Company with the Absorbed Companies under the terms of article 82 and concordant of the General Law of Companies and its amendments and Article 77 et seq. of the Income Tax Law (text ordered in 1997 and its amendments). Once the current legal requirements have been met, the registration of said merger will proceed.

Grupo Supervielle S.A. will receive 4,783,920 class B shares of Banco Supervielle S.A. in accordance with previous merger commitments, with 4,422,016 shares corresponding to an exchange ratio of 0.09497225 for IUDÚ Compañía Financiera S.A. and 361,904 shares corresponding to an exchange ratio of 0.03375751 for Tarjeta Automática S.A.

Once said merger is completed, the participation of Grupo Supervielle S.A. at Banco Supervielle S.A. will be 97.1198%.

On June 8, 2023, the final merger commitment was signed.

Said decision is subject to the approval of the Central Bank of the Argentine Republic.

15	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context, whose main variables have been highly volatile, both nationally and internationally.

Economic activity in Argentina registered an increase of 0.3% year-on-year in August 2023. Regarding inflation, it accelerated strongly in the third quarter of 2023, reaching 12.7% monthly in September.

The main indicators in our country are:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

• The accumulated inflation between December 31, 2022 and September 30, 2023 reached 103.2% (CPI). In the year-on-year comparison, the increase reached 138.3%.

• Between December 31, 2022 and September 30, 2023, the peso depreciated 97.60% against the US dollar, according to the exchange rate of the Central Bank of the Argentine Republic (Com “A” 3500).

The International Reserves of the B.C.R.A. They ended September with a balance of US$26,925 million, registering a drop of US$894 million compared to the end of August. So far in 2023, the Central Bank has lost US$20,042 million in reserves. The effect of the drought on exports, plus the use of foreign currency to intervene in the exchange market, led the monetary authority to close October with gross reserves of US$24.5 billion, while net reserves have a negative balance of US$7.7 billion.

The Government will try to improve the dynamics of the Central Bank's reserves through the new exchange rate scheme for exporters. The new regime consists of settling 70% of exports through the Single and Free Exchange Market (MULC) and the remaining 30% through cash settlement (CCL). The gap between the official exchange rate and the financial ones, which today reaches 167%, discourages the liquidation of exports and, at the same time, promotes the import of goods and services, despite the current restrictions.

The National Securities Commission (C.N.V.) limited the purchase of financial dollars, such as the MEP dollar and the cash with liquidation dollar (CCL), for foreign investors, in order to improve controls on the capital market and prevent money laundering maneuvers. of assets and tax evasion. He also added conditions for local businesses. The decision was formalized through General Resolution 981/2023, published in the Official Gazette.

Complementing this measure, the National Securities Commission (C.N.V.) focused on Cash with Settlement (CCL) and the MEP by setting a new minimum portfolio holding period for bonds issued under foreign law. In accordance with resolution 979/2023, those who operate in the CCL segment will not be able to obtain foreign currency until 5 days after the operation is completed. Meanwhile, for papers under local legislation, the term of a minimum holding of one business day will follow.

After recalibrating it in mid-August, the BCRA decided to keep the bilateral nominal exchange rate (TCN) unchanged with respect to the US dollar at $350/US$ during the month of September. Thus, it had an average increase of 8.8% compared to the previous month. As of November 15, a 3% monthly crawling peg began to be applied.

Parallel to the recalibration of the official exchange rate, and with the objective of mitigating its transfer to prices, the reference interest rates and fixed-term deposits were simultaneously readjusted, aligning them at a level consistent with medium-term inflation expectations. term. In this way, we sought to promote positive real returns on investments in local currency and contribute to financial and exchange balance.

On October 22, 2023, the general election for the presidency of the nation was held, UxP (Sergio Massa) obtained 36% of the total votes, followed by 30% and 24% of Milei (LLA) and Bullrich (JxC). This resulted in a runoff between Sergio Masa and Javier Milei, which took place on November 19, 2023, and the candidate Javier Milei was established as president with 56% of the votes.

According to estimates by the BCRA (Market Expectations Survey - REM) as of October 2023 published on November 13, 2023, Argentine GDP is expected to decrease 2.5% in 2023. Analysts participating in the REM also expect that the Inflation will increase from 94.8% in 2022 to 185% in 2023. In addition, the nominal exchange rate is expected to end at AR$526.4 per dollar on December 31, 2023.

As of the date of these Financial Statements, the Central Bank modified the LELIQ interest rate to 133% TNA.

At the same time, the yields of fixed terms increased, so the Badlar and TM20 rates for private banks rose to 128.81% TNA and 126% TNA, respectively. The overnight repo rate rose to 126% TNA.

So far in 2023, the drop in dollar deposits is approximately 12.5%, of which 6.4% was after the PASO.

The financial sector has significant exposure to the Argentine public sector, through rights, public securities, loans and other assets. The Bank's exposure to the Argentine public sector is as follows:

09/30/2023
BCRA+ repo transactions	512,003,290
Treasury Bills	77,476,476
Other instruments issued by the provincial authorities	29,162

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Total debt instruments	589,508,928
Loans to the Public Sector	506,699
Total exposure to the public sector	590,015,627
Percentage of total assets	46%
Percentage of shareholder´s equity	285%

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 "Financial Instruments".

The context of volatility and uncertainty resulting from the elections continues as of the date of issuance of these financial statements.

Framed in a context of great volatility resulting from the elections, the Group's Management permanently monitors the evolution of the situations in the international markets and at the local level, to identify possible impacts on its equity and financial situation and determine the possible actions to be adopted.

16.	TURNOVER TAX

Commencing January 2020 and January 2023, the tax authorities of the City of Buenos Aires and the Province of Mendoza, respectively, began to impose a Turnover Tax on the revenues derived from securities and instruments (Leliqs/Notaliqs or Repos) issued by the Central Bank of Argentina (BCRA).

The BCRA initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the BCRA, substantially altering the execution of national monetary and financial policy. The BCRA also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The BCRA has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the BCRA. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the submissions made by the BCRA, the Argentine Banking Association (ABA), the Argentine Bankers' Association (ADEBA), and the majority of financial institutions operating in these provinces have also filed constitutional actions against these regulations. These actions are still pending resolution by the Supreme Court of Justice.

Based on the aforementioned, the Bank believes that the reasons supporting the non-taxability of these types of instruments are strong and based on expert opinions, both internal and from third-party specialists. We estimate the likelihood of a favorable ruling to our position as the majority view. Consequently, the Bank has ceased paying the tax on the revenues generated by Leliqs operations in Mendoza since January 2023, and by Leliqs and Repo transactions in the City of Buenos Aires since April of the current year.

Lastly, on June 30, 2023, Law (CABA) No. 6655 was published, which establishes the reduction of the Turnover Tax rate to 0% or 2.85% for BCRA's repo transactions and securities, subject to regulation and contingent on the effective transfer of revenue-sharing funds or agreements reached with the National Government.

17.	SUBSEQUENT EVENTS

There are no events or operations that occurred after September 30, 2023 that could significantly affect the financial position or results of the Company as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of September 30, 2023 and December 31, 2022:

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Final position
Debt securities at fair value through profit or loss
Argentine
Government Securities
Letra Tesoro $ ajustable CER Descuento Vto.23/11/23	1	14,818,582	-	14,818,582	-	14,818,582
Bono Nación Dual Vto.28/02/24	1	3,357,155	418	3,357,155	-	3,357,155
Bono Nación Dual Vto. 30/06/24	1	2,608,907	-	2,981,607	-	2,981,607
Bono Tesoro vinculado U$S Vto.30/04/24 C.G	1	496,166	-	496,166	-	496,166
Letra Tesoro $ a descuento Vto.31/10/23	1	209,637	-	209,637	-	209,637
Bono Tesoro $ ajustable CER 1,50% Vto.25/03/24	1	160,767	4,473	160,767	-	160,767
Letra Tierra del Fuego $ Vto. 01/11/23	2	116,763	-	116,763	-	116,763
Títulos Discount Denominados $ 2033	1	105,976	29,711	105,976	-	105,976
Bono Rep. Arg. U$S STEP UP Vto.09/07/30	1	100,165	238,690	100,165	-	100,165
Bono Nación Dual Vto. 30/08/24	1	86,301	-	86,301	-	86,301
Otros	1	235,295	29,498,210	587,338	-	587,338
Letra del Tesoro Nacional en pesos a descuento Vto. 28/02/2023		-	912,147	-	-	-
Letra del Tesoro Nacional en pesos a descuento Vto. 31/03/2023		-	687,056	-	-	-
Bocon - Bono de consolidación $ 8 serie (PR15)		-	57,809	-	-	-
Bono República Argentina ajustable CER Vto. 26/07/24 $ (T2X4)	1	252,737	-	252,737	-	252,737
Títulos De Deuda Pública Clase N° 22 A TV Vto. 29/03/2024 (BDC24)	1	11,790	-	11,790	-	11,790
Bono Nación Moneda Dual 30/04/2024 (Tda24)	1	46,795	-	46,795	-	46,795
Bono en moneda Dual Vto. 30/06/24	1	50,094	-	50,094	-	50,094
Bono Tesoro vinculado al U$S 30/04/24 (TV24)	1	221,909	-	221,909	-	221,909
X23N3 - Letras del Tesoro CER Vto. 23/11/2023	1	749,550	-	749,550	-	749,550
X18E4 - Letras del Tesoro CER Vto. 18/10/2023	1	635	-	635	-	635
S28A3 - Letras del Tesoro CER Vto. 28/04/2023		-	144,079	-	-	-
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10		-	405,483	-	-	-
T2V2- Bono del Tesoro vinculado USD Vto. 30/11/2022		-	24	-	-	-
X20E3- Letras del Tesoro $ ajustable CER Vto. 20/01/2023		-	8,232	-	-	-
TV24 – Bono Tesoro vinculado USD Vto. 30/04/2024 C.G	1	49,420	-	49,420	-	49,420
X23N3 - Letra República Argentina ajustable CER a descuento Vto. 23/11/23	1	129,531	-	129,531	-	129,531
X18O3	1	1,249,438	-	1,249,438	-	1,249,438
Bono Tesoro vinculado U$S 30/04/24 - TV24	1	768,254	-	768,254	-	768,254
Bono del Tesoro Boncer $ 2026 (Tx26)	1	297,024	-	297,024	-	297,024
Boncer 1.55% 2024 (T2x4)	1	317,074	-	317,074	-	317,074
Bono Del Tesoro Boncer $ 2026 (Tx26)	1	256,686	-	256,686	-	256,686
Lt Rep Arg Cer Desc - X23n3	1	437,813	-	437,813	-	437,813
X18O3 - Letras del Tesoro CER vto. 18/10/2023	1	872,010	-	872,010	-	872,010
Bono Dual TDG24	1	196,362	-	196,362	-	196,362
T2X4 - Bono del Tesoro Nacional Aj CER vto. 26/07/2024	1	220,981	-	220,981	-	220,981
T4X4 - Bono del Tesoro Nacional Aj CER vto. 14/10/2024	1	53	-	53	-	53

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Final position
Bono Dual TV24	1	423,612	-	423,612	-	423,612

Corporate Securities
Pagaré vto 06/08/24	2	413,282	-	413,282	-	413,282
Pagaré vto 06/08/24	2	413,282	-	413,282	-	413,282
Pagaré vto 13/08/24	2	355,249	-	355,249	-	355,249
ON Cresud S27 CL41 $ V04/10/24	2	512,733	-	512,733	-	512,733
ON Newsan Cl.17 $ Vto 21/07/2024	2	450,004	-	450,004	-	450,004
ON P Hector Bert U$S V30/06/25	2	128,355	-	128,355	-	128,355
VDFF $ Mercado Cred Cons 20 V15/03/24	2	97,774	-	97,774	-	97,774
ON Capex Cl.7 U$S Vto 07/09/27	1	92,578	-	92,578	-	92,578
ON Capex Cl.7 U$S Vto 07/09/27	2	79,731	-	79,731	-	79,731
ON Capex CL.6 U$S Vto.07/09/26	1	66,533	-	66,533	-	66,533
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10	1	166,518	-	166,518	-	166,518
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	1	79	-	79	-	79
ON YPF Ener.Elec. C.11 V.29/08/24 U$S	1	1,225	-	1,225		1,225
ON Capex 9.250% V25/08/28 U$S	1	98,363	-	98,363	-	98,363
Ypcud	1	82,217	-	82,217	-	82,217
ON MSU Energy Cl.6 U$S	1	178,465	-	178,465	-	178,465
Pagaré vto 13/08/24	1	78,945	-	78,945	-	78,945
Pagaré vto 13/08/24	1	394,726	-	394,726	-	394,726
Others	1	1,357,377	3,926,627	1,357,377	-	1,357,377

Total Debt securities at fair value through profit or loss		33,814,918	35,912,959	34,539,661	-	34,539,661
OTHER DEBT SECURITIES
Measured at fair value with changes in OCI
Argentine
Government Securities
Bono Tesoro $ Aj CER 1,50% Vto.25/03/24	1	383,556	1,446,629	383,556	-	383,556
Bono Tesoro $ Aj CER 1,40% Vto.25/03/23		-	961,113	-	-	-
Bono Tesoro $ Vto 06/02/2023		-	3,910,004	-	-	-
Bono del tesoro de la Nación especie T2V1		-	4,458,733	-	-	-
Bono Del Tesoro Boncer 2% $ 2026	1	189,693	-	189,693	-	189,693
Letra Del Teroro $ Aj Vto 23/11/23	1	996,235	-	996,235	-	996,235
Letras Ajust.A Desc.Vto.16/06/23 $ Cg (X16j3)		-	291,459	-	-	-
Boncer 1.55% 2024 (T2x4)		-	328,183	-	-	-
Bono Del Tesoro Boncer $ 2026 (Tx26)		-	278,076	-	-	-
Otros		-	1,444,680	-	-	-

Central Bank Bills
Letra de liquidez del B.C.R.A.Vto.17/01/23		-	78,517,643	-	-	-
Letra de liquidez del B.C.R.A.Vto.19/01/23		-	68,431,182	-	-	-
Letra de liquidez del B.C.R.A.Vto.24/01/23		-	50,336,877	-	-	-
Letra de liquidez del B.C.R.A.Vto.10/01/23		-	49,765,154	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Final position
Letra de liquidez del B.C.R.A.Vto.12/01/23		-	39,652,446	-	-	-
Letra de liquidez del B.C.R.A.Vto.26/01/23		-	25,070,248	-	-	-
Letra de liquidez del B.C.R.A.Vto.05/01/23		-	22,119,351	-	-	-
Letra de liquidez del B.C.R.A.Vto.03/01/23		-	20,190,615	-	-	-

Central Bank Notes
Nota de liquidez del B.C.R.A. Vto.11/01/23		-	27,500,775	-	-	-
Nota de liquidez del B.C.R.A. Vto.04/01/23		-	9,831,477	-	-	-
Nota de liquidez del B.C.R.A. Vto.25/01/23		-	8,122,369	-	-	-
Nota de liquidez del B.C.R.A. Vto.18/01/23		-	5,458,257	-	-	-

Corporate Securities
ON SPI Energy SA CL.1 US$ V.27/06/2026	2	1,194,235	1,609,461	1,194,235	-	1,194,235
VDFF $ Mercado Cred 19 Vto 15/08/24	1	883,785	-	883,785	-	883,785
ON Tarjeta Naranja CL.55 $ V09/02/24	2	872,962	1,864,033	872,962	-	872,962
VDFF $ Cred Cons 24 vto 15/10/24	2	852,840	-	852,840	-	852,840
ON Tarjeta Naranja CL.53 $ V05/04/24	1	777,027	2,355,491	777,027	-	777,027
ON MSU Energy CL.4 U$S VTO.20/05/24	2	484,566	458,473	484,566	-	484,566
ON Newsan $ V19/05/24	1	273,323	-	273,323	-	273,323
ON Pampa Energia CL.15 $ Vto.11/07/24	1	241,283	-	241,283	-	241,283
ON Credicuotas Consumo 4 $ V21/03/24	2	221,187	-	221,187	-	221,187
ON Credicuotas Cons $ V05/06/24	2	218,031	-	218,031	-	218,031
ON ARCOR CL. 20 VTO12/05/25 RCLLO	2	345,186	-	345,186	-	345,186
ON Newsan Cl . 15 V19/05/24 WNCGO	1	109,985	-	109,985	-	109,985
ON SPI Energy Sa Cl.1 US$ V.27/06/2026 SPC10	2	400,467	-	400,467	-	400,467
ON Tarjeta Naranja Cl.53 S.2 $ V05/04/24 CG T5320	2	461,686	-	461,686	-	461,686
ON Pan American Cl.25 V14/03/25 $ PNQCO	2	527,130	-	527,130	-	527,130
ON Pyme Alz Semillas 7 V29/09/25 SAN	1	90,576	-	90,576	-	90,576

Others	1	709,611	1,677,167	709,610	-	709,610

Measured at amortized cost
Argentine
Bono Rep. Arg. $ Vto.23/05/27		14,489,610	26,660,106	14,489,610	-	14,489,610
Bonte $ Vto.23/08/25		11,706,974	-	11,706,974	-	11,706,974
Bono Tesoro Vinc U$S Vto.30/04/24 C.G		6,608,193	-	6,608,193	-	6,608,193
Letra tesoro $ aj CER Desc Vto.23/11/23		6,312,277	-	6,312,277	-	6,312,277
Bonte Badlar $ Vto.23/11/27		5,074,285	8,767,975	5,074,285	-	5,074,285
Letra Tesoro $ a desc. Vto.31/03/23		-	6,704,498	-	-	-
Bono Tesoro BONCER 2% $ 2026		-	3,209,349	-	-	-
Bono Nación Dual Vto.29/09/23		-	8,076,366	-	-	-
Letra Tesoro $ a desc. Vto.18/09/23		-	2,420,321	-	-	-
Bono Nación Moneda Dual Tdg24		1,129,290	-	1,129,290	-	1,129,290
Bono De La Nación Moneda Dual Vto 30/04/2024		4,632	-	4,632	-	4,632
Tdj24 - Bono Nación Moneda Dual 30/06/24		550,189	-	550,189	-	550,189

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Final position
Letra Rep Arg Ajust. Cer Dto Vt. 23/11/23 $ (X23N3)		774,453	-	774,453	-	774,453
Letra Rep Arg Ajust. Cer Dto Vt. 18/10/23 $ (X18O3)		438,770	-	438,770	-	438,770
Letra del Tesoro Nacional ajus CER a desc 19/05/2023		-	400,020	-	-	-
Others		-	20,846,102	-	-	-

Central Bank Bills
Letra de liquidez del B.C.R.A. Vto.17/10/23		129,862,848	-	129,862,848	-	129,862,848
Letra de liquidez del B.C.R.A. Vto.19/10/23		75,370,400	-	75,370,400	-	75,370,400
Letra de liquidez del B.C.R.A. Vto.24/10/23		41,759,910	-	41,759,910	-	41,759,910
Letra de liquidez del B.C.R.A. Vto.03/10/23		24,759,875	-	24,759,875	-	24,759,875
Letra de liquidez del B.C.R.A. Vto.26/10/23		16,604,334	-	16,604,334	-	16,604,334
Letra de liquidez del B.C.R.A. Vto.05/10/23		14,761,395	-	14,761,395	-	14,761,395
Letra de liquidez del B.C.R.A. Vto.10/10/23		14,530,260	-	14,530,260	-	14,530,260
Letra de liquidez del B.C.R.A. Vto.12/10/23		14,439,810	-	14,439,810	-	14,439,810
Letra de liquidez del B.C.R.A. Vto.14/06/23		-	5,161,858	-	-	-

Central Bank Notes
Nota de liquidez del B.C.R.A. Vto.22/03/23		-	25,008,987	-	-	-
Nota de liquidez del B.C.R.A. Vto.18/01/23		-	12,153,953	-	-	-
Nota de liquidez del B.C.R.A. Vto.15/03/23		-	7,593,419	-	-	-
Nota de liquidez del B.C.R.A. Vto.22/02/23		-	6,559,650	-	-	-

Corporate Securities
ON MSU CL 6 U$S Vto.02/11/24		709,100	3,271,870	709,100	-	709,100
ON GN Medi/CT Roca 17 U$S Vto.07/11/24		180,675	180,951	180,675	-	180,675
FF Crédito directo II lote 1		-	-	-	-	-
Others		16	33	16	-	16

Total Other debt securities		390,300,660	563,095,354	390,300,659	-	390,300,659

EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Banco Francés SA	1	48,924	85	48,924	-	48,924
Edenor SA	1	36,688	94,794	36,688	-	36,688
Pampa Energía S.A.	1	22,065	94,528	22,065	-	22,065
Grupo Financiero Galicia SA	1	6,696	10,210	6,696	-	6,696
Holcim Arg	1	3,332	2,881	3,332	-	3,332
Loma Negra S.A.	1	1,729	67,072	1,729	-	1,729
Cedear SPDR Dow Jones Ind	1	1,349	1,130	1,349	-	1,349
Cedear SPDR S&P	1	1,160	880	1,160	-	1,160
Cedear Financial Select Sector	1	1,061	928	1,061	-	1,061
Ternium Arg S.A.Ords."A"1 Voto Esc	1	805	27,909	805	-	805
Acciones Banco Frances	1	50,752	-	50,752	-	50,752
Acciones Banco Macro	1	91,164	-	91,164	-	91,164

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Final position
Acciones Banco Galicia	1	226,428	-	226,428	-	226,428
Pampa Energía S.A.	1	9,806	-	9,806	-	9,806
Others	1	1,003	245,978	1,003	-	1,003
Measured at fair value with changes in OCI
Argentine
Others	3	294,536	474,560	294,536	-	294,536
Del Exterior

Total Equity instruments		797,498	1,020,955	797,498	-	797,498
TOTAL		424,913,076	600,029,268	425,637,818	-	425,637,818

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of September 30, 2023 and December 31, 2022 balances of loans and other financing are the following:

	09/30/2023	12/31/2022
COMMERCIAL PORTFOLIO

Normal situation	221,099,637	213,033,036
-With "A" Preferred Collateral and Counter-guarantees	3,282,125	5,482,842
-With "B" Preferred Collateral and Counter-guarantees	14,902,472	18,229,419
- Without Preferred Collateral nor Counter-guarantees	202,915,040	189,320,775

Subject to special monitoring
- Under Observation	5,000,736	3,698,867
-With "A" Preferred Collateral and Counter-guarantees	-	427
-With "B" Preferred Collateral and Counter-guarantees	4,702,724	3,678,688
- Without Preferred Collateral nor Counter-guarantees	298,012	19,752

With problems	-	2,971,802
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	2,668,293
- Without Preferred Collateral nor Counter-guarantees	-	303,509
		-
High risk of insolvency	-	988,873
-With "A" Preferred Collateral and Counter-guarantees	-	2,950
-With "B" Preferred Collateral and Counter-guarantees	-	160,432
- Without Preferred Collateral nor Counter-guarantees	-	825,491
		-
Uncollectible	295,181	5,030
-With "A" Preferred Collateral and Counter-guarantees	1,458	-
-With "B" Preferred Collateral and Counter-guarantees	73,859	1,889
- Without Preferred Collateral nor Counter-guarantees	219,864	3,141

TOTAL COMMERCIAL PORTFOLIO	226,395,554	220,697,608

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	09/30/2023	12/31/2022
CONSUMER AND HOUSING PORTFOLIO

Normal situation	218,466,581	297,581,295
-With "A" Preferred Collateral and Counter-guarantees	6,315,685	9,961,372
-With "B" Preferred Collateral and Counter-guarantees	19,582,391	26,814,844
- Without Preferred Collateral nor Counter-guarantees	192,568,505	260,805,079

Low Risk	5,281,186	11,693,474
-With "A" Preferred Collateral and Counter-guarantees	67,062	151,305
-With "B" Preferred Collateral and Counter-guarantees	473,423	1,004,173
- Without Preferred Collateral nor Counter-guarantees	4,740,701	10,537,996

Medium Risk	3,281,030	7,660,895
-With "A" Preferred Collateral and Counter-guarantees	19,594	43,881
-With "B" Preferred Collateral and Counter-guarantees	96,149	336,599
- Without Preferred Collateral nor Counter-guarantees	3,165,287	7,280,415

High Risk	2,766,148	4,994,141
-With "A" Preferred Collateral and Counter-guarantees	25,712	58,134
-With "B" Preferred Collateral and Counter-guarantees	207,154	284,771
- Without Preferred Collateral nor Counter-guarantees	2,533,282	4,651,236

Uncollectible	1,394,643	2,565,914
-With "A" Preferred Collateral and Counter-guarantees	18,860	17,453
-With "B" Preferred Collateral and Counter-guarantees	73,545	330,484
- Without Preferred Collateral nor Counter-guarantees	1,302,238	2,217,977

TOTAL CONSUMER AND HOUSING PORTFOLIO	231,189,588	324,495,719
TOTAL GENERAL(1)	457,585,142	545,193,327

(1) Conciliation with Statement of Financial Position:
Loans and other financing	376,481,309	474,817,180
Other debt securities	390,300,660	563,095,354
Computable items out of balance	58,477,409	31,695,501
Plus allowances	14,144,543	25,991,574
Plus IFRS adjustments non computable for DCS	863,331	1,192,910
Less nondeductible ítems for DCS	-	(2,342,396)
Less debt securities measured at amortized cost and fair value with changes in OCI	(382,682,110)	(549,256,796)
Total	457,585,142	545,193,327

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of September 30, 2023 and December 31, 2022 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	09/30/2023		12/31/2022
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	43,906,674	9.6%	44,516,370	8.2%
50 following largest customers	77,473,758	16.9%	80,928,137	14.8%
100 following largest customers	60,343,089	13.2%	62,629,478	11.5%
Rest of customers	275,861,621	60.3%	357,119,342	65.5%
TOTAL	457,585,142	100.0%	545,193,327	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of September 30, 2023 the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	266,699	127,702	-	127,702	255,405	766,214	1,543,722
Financial Sector	-	164,364	177,084	285,357	686,676	1,051,177	321,675	2,686,333
Non-financial private sector and residents abroad	9,664,871	207,533,846	87,651,376	73,966,775	101,262,738	95,207,779	256,646,832	831,934,217
TOTAL	9,664,871	207,964,909	87,956,162	74,252,132	102,077,116	96,514,361	257,734,721	836,164,272

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the period ended September 30, 2023, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					Accumulated	Disposals	Of the period	At the end of the period	09/30/2023	12/31/2022
Cost model
Furniture and facilities	9,794,507	10	162,430	(218,113)	(8,160,506)	246,202	(351,834)	(8,266,138)	1,472,686	1,634,001
Machinery and equipment	32,165,069	10	1,385,262	(339,362)	(28,572,958)	330,091	(1,409,996)	(29,652,863)	3,558,106	3,592,111
Vehicles	1,526,661	5	184,219	(232,477)	(669,343)	176,101	(200,553)	(693,795)	784,608	857,318
Right of Use of Leased Properties	11,019,649	50	1,516,189	(5,481,002)	(6,308,991)	5,475,821	(3,030,256)	(3,863,426)	3,191,410	4,710,658
Construction in progress	4,894,511	-	771,063	(1,767,408)	-	-	-	-	3,898,166	4,894,511
Revaluation model
Land and Buildings	23,039,203	50	-	(41,135)	(1,401,289)	11,274	(339,181)	(1,729,196)	21,268,872	21,637,914
Total	82,439,600		4,019,163	(8,079,497)	(45,113,087)	6,239,489	(5,331,820)	(44,205,418)	34,173,848	37,326,513

Movements in investment properties for the period ended September 30, 2023, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying 09/30/2023	Net carrying 12/31/2022
					Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	659,866	5	94,005	-	(126,823)	-	(96,291)	(223,114)	530,757	533,045
Measurement at fair value
Rent building	33,805,650	50	-	-		-	-	-	33,805,650	33,805,650
Total	34,465,516		94,005	-	(126,823)	-	(96,291)	(223,114)	34,336,407	34,338,695

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the period ended September 30, 2023 were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the period	Disposals	Of the period	At the end of the period	09/30/2023	12/31/2022
Measurement at cost
Goodwill	20,240,964		-	-	-	-	-	-	20,240,964	20,240,964
Brands	1,194,620		-	-	-	-	-	-	1,194,620	1,194,620
Other intangible assets	58,722,299		7,160,286	(433,889)	(34,904,299)	54,993	(6,946,075)	(41,795,381)	23,653,315	23,818,000
TOTAL	80,157,883		7,160,286	(433,889)	(34,904,299)	54,993	(6,946,075)	(41,795,381)	45,088,899	45,253,584

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of September 30, 2023 and December 31, 2022 the concentration of deposits are the following:

Number of customers	Deposits
	09/30/2023		12/31/2022
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	380,000,922	39.2%	372,855,153	33.5%
50 following largest customers	213,318,096	22.0%	247,376,184	22.2%
100 following largest customers	44,984,307	4.6%	61,441,783	5.5%
Rest of customers	330,740,138	34.1%	430,612,209	38.7%
TOTAL	969,043,463	100.0%	1,112,285,329	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	118,356,342	2,733,149	-	-	-	-	121,089,491
Financial sector	124,053	-	-	-	-	-	124,053
Non-financial private sector and residents abroad	814,778,610	16,023,552	47,082,018	129,015	9,880	-	878,023,075
Liabilities at fair value through profit and loss	1,189	-	-	-	-	-	1,189
Other financial liabilities	732,933	-	-	-	-	-	732,933
Repo Transaction	47,311,327	302,709	415,061	633,574	771,167	755,502	50,189,340
Financing received from the Argentine Central Bank and other financial institutions	653,431	2,576,693	650,837	1,038,237	1,648,832	1,202,382	7,770,412
TOTAL	981,957,885	21,636,103	48,147,916	1,800,826	2,429,879	1,957,884	1,057,930,493

As of September 30, 2023:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of September 30, 2023 and December 31, 2022:

Items	As of September 30, 2023	As of September 30, 2023 (per currency)				As of December 31, 2022
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	71,136,134	67,902,251	1,950,674	26,541	1,256,668	78,628,136
Debt securities at fair value through profit or loss	8,647,373	8,647,373	-	-	-	2,904,484
Derivatives	101,188	101,188	-	-	-	113,153
Other financial assets	3,822,320	3,822,299	-	-	21	3,595,234
Loans and other financing	24,840,123	24,788,460	51,663	-	-	36,971,209
Other Debt Securities	11,234,689	11,234,689	-	-	-	19,754,856
Financial assets pledged as collateral	3,403,871	3,403,871	-	-	-	1,970,096
Other non-financial assets	338,018	338,018	-	-	-	270,938
TOTAL ASSETS	123,523,716	120,238,149	2,002,337	26,541	1,256,689	144,208,106

LIABILITIES
Deposits	93,288,212	92,026,232	1,261,980	-	-	111,652,399
Non-financial public sector	3,132,304	3,131,766	538	-	-	3,911,534
Financial sector	2,876	2,876	-	-	-	3,104
Non-financial private sector and foreign residents	90,153,032	88,891,590	1,261,442	-	-	107,737,761
Liabilities at fair value with changes in results	-	-	-	-	-	1,765,537
Other financial liabilities	7,683,133	6,892,125	764,708	56	26,244	8,673,626
Financing received from the Argentine Central Bank and other financial institutions	2,582,586	2,532,473	50,113	-	-	3,474,782
Other non-financial liabilities	2,155,781	2,155,774	3	-	4	604,316
TOTAL LIABILITIES	105,709,712	103,606,604	2,076,804	56	26,248	126,170,660

NET POSITION	17,814,004	16,631,545	(74,467)	26,485	1,230,441	18,037,446

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of September 30, 2023:

Items	Balances at the beginning of the period	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the period
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	24,810,432	(677,917)	(143,349)	1,496,141	(12,940,291)	12,545,016
Other financial entities	11,246	305	-	-	(5,865)	5,686
Non-financial private sector and residents abroad	24,799,186	(678,222)	(143,349)	1,496,141	(12,934,426)	12,539,330
Overdrafts	570,523	257,305	4,199	572,117	(712,961)	691,183
Unsecured Corporate Loans	380,863	255,310	7,112	158,216	(406,966)	394,535
Mortgage Loans	876,143	38,064	115,593	210,444	(629,740)	610,504
Automobile and other secured loans	1,391,705	54,170	(84,870)	(229,475)	(574,540)	556,990
Personal Loans	8,660,256	(154,905)	(259,716)	(1,013,371)	(3,672,218)	3,560,046
Credit cards	10,264,270	(1,696,665)	(158,649)	422,554	(4,484,243)	4,347,267
Receivables from financial leases	182,950	93,031	97,405	32,262	(205,970)	199,678
Others	2,472,476	475,468	135,577	1,343,394	(2,247,788)	2,179,127
Other debt securities	78,863	19,811	-	-	(50,102)	48,572
Other Commitments	177,081	1,322,949	2	10,101	(766,778)	743,355
Unused credit card balances	905,474	(23,180)	730,766	-	(819,039)	794,021
Agreed Revocable Overdraft	19,724	7,387	475	-	(14,007)	13,579
TOTAL PROVISIONS	25,991,574	649,050	587,894	1,506,242	(14,590,217)	14,144,543

grupo supervielle S.A.

informative review as of september 30, 2023

(expressed in thousands of pesos in homogeneous currency)

Brief description of the business and evolution of operations

The Company's objective is to position itself as a leader in the local financial business through an offer of innovative, inclusive and accessible financial services. Its strategy, carried out through its different companies (banking and non-banking), allows access to each segment of the population with the product offer, the service model and the price/risk ratio required.

The result for the period ended September 30, 2023, shows a profit of 18,852,566, which represents a positive return on average net worth of 12.7%. This result was mainly due to the results of our investments in companies.

The Annual Ordinary Shareholders' Meeting held on April 27, 2023 approved the financial statements as of December 31, 2022 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with an optional reserve, legal reserve and share premium.

Grupo Supervielle S.A. is the controlling company of the economic group as of September 30, 2023 and December 31, 2022, it had the following direct and indirect shareholdings in its controlled companies:

Company	Main Activity	Interest in capital stock
		09/30/2023	12/31/2022
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.91%	99.99%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Dólar IOL S.A.U.	Services and exchange agency	100.00%	100.00%

grupo supervielle S.A.

informative review as of september 30, 2023

(expressed in thousands of pesos in homogeneous currency)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 years of experience operating in Argentina. Supervielle focuses on delivering quick solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle shares have been listed on ByMA and NYSE.

The activities and results of Grupo Supervielle's subsidiaries are detailed below:

As of September 30, 2023, Banco Supervielle S.A. It has assets of $1,239,100,348 and a net worth attributable to the owners of the parent company of $160,274,675. The net result attributable to the owners of the holding company as of September 30, 2023 was positive $14,559,131, which originated mainly from the financial margin and the services margin.

IUDÚ Compañía Financiera S.A. is a financial services company subject to the regulations of the Central Bank of the Argentine Republic, whose main business is the granting of credit cards and loans for consumption. Its business model is based on providing financing solutions primarily to middle- and lower-middle-income customer segments. It is currently in a merger process with the Bank, therefore during the months of October, November and December 2022 IUDÚ Compañía Financiera S.A. gave up its entire loan portfolio. On June 8, 2023, the final merger commitment was signed and said decision is subject to approval by the Central Bank of the Argentine Republic. As of September 30, 2023, it obtained a negative result of $132,387.

Tarjeta Automática S.A. is a company that operated in the consumer financing segment until September 2022. The net result as of September 30, 2023 showed a loss of $37,105.

Supervielle Asset Management S.A. is a Common Investment Fund Management Company whose purpose is the promotion, direction and administration of common investment funds in accordance with the provisions of Law 24,083, its Regulatory Decree and any other legal or regulatory norm that contemplates said activity. The net result as of September 30, 2023 showed a profit of $2,361,092.

Sofital S.A.F. and I.I. is a company whose main activity is to carry out financial operations and administration of securities. The net result as of September 30, 2023 showed a profit of $606,122.

Espacio Cordial de Servicios S.A., is a company whose purpose is the marketing of all types of goods and services linked to insurance activities, tourism, health plans and/or services and other goods and services. The net result as of September 30, 2023 showed a profit of $189,063.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., has a net worth of 6,221,465 and assets of 11,770,313. As of September 30, 2023, it obtained a positive result of $270,325.

Micro Lending S.A.U., specializes in financing collateral loans, particularly for used cars. As of September 30, 2023, it presented a profit of $388,638.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a benchmark within the Fintech sector in the country. InvertirOnline S.A.U obtained a profit of $1,832,138 as of September 30, 2023, and Portal Integral de Inversiones S.A.U. obtained negative results of $78,000 as of December 31, 2022. On the other hand, Dólar IOL S.A.U. It was liquidated on June 30, 2023.

IOL Holding S.A. It is a company that brings together shareholdings in other companies dedicated to providing stock market services at a regional level. As of December 31, 2022, it obtained a negative result of $47,850.

Bolsillo Digital S.A.U. is a company that was dedicated to the commercialization of products and services linked to the management and processing of payments. As of September 30, 2023, it presented a negative result of $298,485.

Supervielle Agente de Negociación S.A.U. is a company whose main activity is to engage, on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as an agent in the categories in which it is duly registered by the National Securities Commission. As of September 30, 2023, it presented a positive result of $176,494.

grupo supervielle S.A.

informative review as of september 30, 2023

(expressed in thousands of pesos in homogeneous currency)

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out intermediation activity, promoting the conclusion of life, property and pension insurance contracts. As of September 30, 2023, it presented a profit of $172,841.

Asset structure. Results. Structure of generation or use of funds. Main ratios.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

The information as of December 31, 2019, 2020, 2021, 2022 and September 30, 2023 corresponds to the originally reported figures expressed in homogeneous currency:

Statement of Financial Position	09/30/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total Assets	1,291,688,079	1,416,847,429	1,544,995,450	1,492,796,522	1,215,100,641
Total Liabilities	1,084,842,455	1,228,091,114	1,340,802,297	1,275,568,545	1,018,241,972
Changes in Shareholders’ Equity	206,845,624	188,756,315	204,193,153	217,227,977	196,858,669
Total Liabilities plus Changes in Shareholders’ Equity	1,291,688,079	1,416,847,429	1,544,995,450	1,492,796,522	1,215,100,641

Income Statement	09/30/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Net income from interest	158,511,042	133,710,032	127,157,163	166,821,621	42,929,223
Net income from commissions	40,600,044	37,169,001	40,848,066	43,718,250	47,531,608
Net income before income tax	30,190,813	(5,613,708)	(4,529,985)	20,283,012	(17,730,730)
Total comprehensive income attributable to owners of the parent company - Earnings	18,635,022	(8,994,185)	(5,396,306)	17,658,156	(19,668,879)

Consolidated Cash Flow Statement	09/30/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total operating activities	66,805,152	(23,718,369)	(24,071,822)	20,281,830	(51,476,457)
Total investment activities	(9,154,912)	(11,377,066)	(8,420,809)	(9,753,589)	(7,845,790)
Total financing activities	(9,060,594)	(22,979,843)	(32,449,468)	(66,935,988)	(35,840,801)
Effect of changes in exchange rate	8,152,738	19,137,100	50,309,188	89,127,682	266,388,162
Net increase in cash and cash equivalents	12,320,643	(80,341,214)	(14,632,911)	32,719,935	171,225,114

grupo supervielle S.A.

informative review as of september 30, 2023

(expressed in thousands of pesos in homogeneous currency)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	09/30/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019

Liquidity	12.63%	9.90%	15.40%	22.09%	31.45%
- Cash and cash equivalents (1)	122,417,540	110,096,897	175,827,776	235,738,411	227,632,530
- Deposits	969,043,463	1,112,285,329	1,141,497,961	1,067,048,199	723,800,667

Solvency	19.07%	15.37%	15.23%	17.03%	19.33%
- Shareholders Equity	206,845,624	188,756,315	204,193,153	217,227,977	196,858,669
- Total Liabilities	1,084,842,455	1,228,091,114	1,340,802,297	1,275,568,545	1,018,241,971

Immobilization of Capital	11.12%	10.76%	9.47%	9.78%	10.08%
-Immobilized Assets (2)	143,643,064	152,408,903	146,264,510	146,013,444	122,476,164
-Total Assets	1,291,688,079	1,416,847,429	1,544,995,450	1,492,796,522	1,215,100,641

(1) Including cash, listed corporate and government securities and mutual funds shares

(2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated item0073

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Adoption of International Financial Reporting Standards (IFRS)

grupo supervielle S.A.

informative review as of september 30, 2023

(expressed in thousands of pesos in homogeneous currency)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Through Communication “A” 6430 and 6847, the B.C.R.A. established that Financial Entities must begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, as of the years beginning on January 1, 2020, with the exception of debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of said provisions.

Additionally, Communication “A” 6938 of the B.C.R.A. ordered the postponement of the application of the aforementioned point for the entities of group “B” until January 1, 2021, with which the forecasts of IUDÚ Compañía Financiera S.A. They remain under the minimum provisions regulations of the B.C.R.A. It is worth mentioning that through communications “A” 7108 and 7134, the B.C.R.A. established the classification of financial entities into groups “A”, “B” and “C”, leaving IUDÚ Compañía Financiera S.A. classified as a Group “C” entity as of October 1, 2020. However, IUDÚ Compañía Financiera S.A. has requested authorization from the B.C.R.A. to advance the application of point 5.5 of IFRS 9 to the current period, in accordance with what is mentioned in Note 1.1 of these financial statements. Currently IUDÚ Compañía Financiera S.A. is in a merger process with the Bank, therefore during the months of October, November and December 2022 IUDÚ Compañía Financiera S.A. gave up its entire loan portfolio. On June 8, 2023, the final merger commitment was signed and said decision is subject to approval by the Central Bank of the Argentine Republic.

Additionally, the B.C.R.A. allows financial entities to classify dual bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with counterpart in OCI and at amortized cost, in accordance with the aforementioned in Note 1.1 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the requirements, the following is set out:

●	the corporate purpose of Grupo Supervielle S.A. is, exclusively, to carry out financial and investment activities;
●	the investment in financial entities and in the insurance company represents 83.8% of the assets of Grupo Supervielle S.A., being the main asset of the Company;
●	95.96% of the income of Grupo Supervielle S.A. They come from the participation in the results of the financial entities and the insurance company.
●	Grupo Supervielle S.A. It has a direct and indirect participation in the share capital of 99.90% in Banco Supervielle S.A., 99.90% in IUDÚ Compañía Financiera S.A. and 100% in Supervielle Seguros S.A. which gives it control of the aforementioned entities.

Perspectives

grupo supervielle S.A.

informative review as of september 30, 2023

(expressed in thousands of pesos in homogeneous currency)

For the year 2024, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

Separate Condensed Interim Financial Statements

For the nine-month period ended on

September 30, 2023, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2023and December 31, 2022

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2023	12/31/2022
ASSETS
Cash and due from banks	2 and 5.1	731,901	734,725
Cash		-	-
Financial institutions and correspondents		731,901	734,725
Other local and financial institutions		731,901	734,725
Debt Securities at fair value through profit or loss	5.2	473,671	-
Other financial assets	3, 5.3 and 8	1,531,154	717,113
Other debt securities	3, 5.4 and A	4,254,880	4,458,733
Financial assets pledged as collateral	5.5	6,539	-
Current income tax assets	8	477,274	-
Investments in equity instruments	5.6	368,344	-
Investment in subsidiaries, associates and joint ventures	4 and 5.7	175,099,441	158,960,446
Intangible Assets	5.8 and G	23,881,883	24,078,841
Deferred income tax assets	8	42,426	285,936
Other Non-financial assets	5.9 and 8	293,476	226,455
TOTAL ASSETS		207,160,989	189,462,249

LIABILITIES
Deferred income tax liability	8	-	284,179
Other Non-Financial Liabilities	5.10 and 8	479,510	571,359
TOTAL LIABILITIES		479,510	855,538

SHAREHOLDERS' EQUITY
Capital stock	9	442,672	444,411
Capital Adjustments		166,051,557	172,373,396
Paid in capital		18,086,776	18,324,071
Own shares in portfolio		14,050	12,311
Comprehensive adjustment of shares in portfolio		1,916,290	1,678,995
Cost of treasury stock		(3,370,375)	(2,810,121)
Earnings Reserved		2,810,121	12,596,198
Reserve		-	(7,194,520)
Other comprehensive income		1,877,822	2,095,366
Net Income for the period		18,852,566	(8,913,396)
TOTAL SHAREHOLDERS' EQUITY		206,681,479	188,606,711
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		207,160,989	189,462,249

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Notes	Nine-month period ending on		Three-month period ending on
		09/30/2023	09/30/2022	09/30/2023	09/30/2022
Interest income	5.11	2,452,447	1,642,805	1,316,091	988,512
Net interest income		2,452,447	1,642,805	1,316,091	988,512
Net income from financial instruments at fair value through profit or loss	5.12	656,978	676,343	242,610	94,729
Result from derecognition of assets measured at amortized cost		(110,419)	(5,677)	(13,990)	2,872
Exchange rate difference on gold and foreign currency		501,191	491,562	223,952	192,096
NIFFI and Exchange Rate Differences		1,047,750	1,162,228	452,572	289,697
Subtotal		3,500,197	2,805,033	1,768,663	1,278,209
Other operating income	5.13	651,440	1,660,065	127,361	263,640
Result from exposure to changes in the purchasing power of the currency		(4,856,007)	(3,910,359)	(2,595,276)	(1,580,369)
Loan loss provisions		(14,685)	-	(923)	-
Net operating income		(719,055)	554,739	(700,175)	(38,520)
Personnel expenses	5.14	(81,676)	(74,014)	(28,071)	(24,904)
Administration expenses	5.15	(652,511)	(598,900)	(191,842)	(130,722)
Depreciation and impairment of non-financial assets		(196,958)	(231,940)	(65,653)	(65,652)
Other operating expenses	5.16	(76,706)	(99,823)	(17,573)	(18,327)
Operating income		(1,726,906)	(449,938)	(1,003,314)	(278,125)
Profit of subsidiaries and associates	5.17	20,545,128	(5,923,037)	10,520,548	(834,854)
Income before taxes		18,818,222	(6,372,975)	9,517,234	(1,112,979)
Income tax		34,344	(231,219)	(34,150)	(222,190)
Net income for the period		18,852,566	(6,604,194)	9,483,084	(1,335,169)

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three-month period on September 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
NUMERATOR
Net income for the year attributable to owners of the parent company	18,852,566	(6,604,194)	9,483,084	(1,335,169)
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	18,852,566	(6,604,194)	9,483,084	(1,335,169)

DENOMINATOR

Weighted average of ordinary shares	442,746	456,332	442,672	455,565
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	442,746	456,332	442,672	455,565

Basic Income per share	42.58	(14.47)	21.41	(2.93)
Diluted Income per share	42.58	(14.47)	21.41	(2.93)

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Net income for the period	18,852,566	(6,604,194)	9,483,084	(1,335,169)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(416,271)	(1,675,778)	(241,426)	457,966
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(416,271)	(1,675,778)	(241,426)	457,966
Translation difference of Financial Statements	135,913	80,511	41,553	23,983
Conversion difference for the period	135,913	80,511	41,553	23,983
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	62,814	(93,641)	(40,142)	257,986
Loss for the year from financial instrument at fair value through other comprehensive income	90,655	(129,471)	(53,831)	343,984
Income tax	(27,841)	35,830	13,689	(85,998)
Total Other Comprehensive Loss to be reclassified to profit or loss	(217,544)	(1,688,908)	(240,015)	739,935
Total Other Comprehensive Income	(217,544)	(1,688,908)	(240,015)	739,935
Total Comprehensive Income	18,635,022	(8,293,102)	9,243,069	(595,234)

The accompanying notes and schdules are an integral part of the separate separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,411	18,324,071	172,373,396	12,311	1,678,995	(2,810,121)	2,104,588	10,491,610	(16,107,916)	2,027,251	125,631	(57,516)	188,606,711
Acquisition of own shares	(1,739)	(237,295)	-	1,739	237,295	(560,254)	-	-	-	-	-	-	(560,254)
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2023:
Reserves release	-	-	(6,321,839)	-	-	-	(2,104,588)	(7,681,489)	16,107,916	-	-	-	-
Net Income for the period	-	-	-	-	-	-	-	-	18,852,566	-	-	-	18,852,566
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(416,271)	135,913	62,814	(217,544)
Balance at September 30, 2023	442,672	18,086,776	166,051,557	14,050	1,916,290	(3,370,375)	-	2,810,121	18,852,566	1,610,980	261,544	5,298	206,681,479

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´

For the nine-month period ended on September 30, 2023, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	20,003,067	172,373,394	-	-	-	2,104,587	16,239,537	(11,931,086)	4,734,713	1,601	48,514	204,031,049
Acquisition of own shares	(10,139)	(574,466)	-	10,139	574,466	(1,000,312)	-	-	-	-	-	-	(1,000,312)
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2022:
Reserves release	-	-	-	-	-	-	-	(4,748,712)	4,748,712	-	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	(999,218)	-	-	-	-	(999,218)
Net Income for the period	-	-	-	-	-	-	-	-	(6,604,194)	-	-	-	(6,604,194)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(1,675,778)	80,511	(93,641)	(1,688,908)
Balance at September 30, 2022	446,583	19,428,601	172,373,394	10,139	574,466	(1,000,312)	2,104,587	10,491,607	(13,786,568)	3,058,935	82,112	(45,127)	193,738,417

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the nine-month period ended on September 30,2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2023	09/30/2022
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	18,818,222	(6,372,975)

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(20,545,128)	5,923,037
Depreciation and impairment	196,958	231,940
Loan loss provisions	14,685	-
Exchange rate difference on gold and foreign currency	(501,191)	(491,562)
Interests from loans and other financing	(2,452,447)	(1,642,805)
Result from exposure to changes in the purchasing power of the currency	4,856,007	3,910,359
Net income from financial instruments at fair value through profit or loss	(656,978)	(676,343)

(Increases) / decreases from operating assets:
Debt Securities at fair value through profit or loss	(473,671)	-
Other debt securities	4,385,483	(1,278,507)
Financial assets pledged as collateral	(6,539)	-
Investments in equity instruments	(368,344)	-
Other assets	718,397	1,428,173

Increases / (decreases) from operating liabilities:
Other liabilities	(91,848)	(769,159)
Income Tax Payments	(511,439)	(51,016)

Net cash provided by / (used in) operating activities (A)	3,382,167	211,142

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Dividends paid	-	(999,218)
Purchase of subsidiaries	(7,186)	(875,354)

Collections:
Sale of PPE, intangible assets and other assets	-	6,543
Subsidiary capital reduction	450,999	-

Net cash used in investing activities (B)	443,813	(1,868,029)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in the participation of subsidiaries that do not give rise to loss of control	-	(754,094)
Repurchase of own shares	(560,254)	(1,000,312)
Collections:
Dividends collected	3,409,365	3,991,977

Net cash used in financing activities (C)	2,849,111	2,237,571

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(3,485,783)	(1,203,574)
Result from exposure to changes in the purchasing power of the currency in cash and equivalents (E)	(869,033)	(2,215,223)
TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	2,320,275	(2,838,113)
Cash and cash equivalents at the beginning of the period (Note 2)	935,090	5,013,157
Cash and cash equivalents at the end of the period (Note 2)	3,255,365	2,175,044

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on November 27, 2023.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These separated condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee, with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 739 million and 310 million would have been recorded in the Bank's equity as of September 30, 2023 and December 31, 2022, respectively.

●	Option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The BCRA allows financial entities to classify said bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with a counterpart in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criteria of "only payments of principal plus interest" established in IFRS 9, therefore, in accordance with said standard, the Group should have valued said instruments at fair value with consideration in results. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 39 million and 406 million would have been recorded in the Bank's equity as of September 30, 2023 and 31 December 2022, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2022 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of September 30, 2023.

1.2.3.	Comparative information

The balances for the year ended December 31, 2022 and for the three-month period ended September 30, 2022 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of September 30, 2022 and December 31, 2022 in order to record them in homogeneous currency.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on September 30, 2023:

(a)	IFRS 17 “Insurance contracts”

On May 18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from January 1, 2023.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The Group evaluated that there will be no significant impact from the application of this standard.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

The Group evaluated that there will be no significant impact from the application of this standard.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The Group evaluated that there will be no impact from the application of this standard.

The changes that have not entered into force as of September 30, 2023, are set out below:

(a) Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(b)  Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(c) Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the years beginning on January 1, 2025 and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

1.2.5.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2022.

1.3.	Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

(a)	Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in cative markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such technqiues. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 to the consolidated condensed interim financial statements provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

2.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	09/30/2023	12/31/2022	09/30/2022	12/31/2021
Cash and due from banks	731,901	734,725	1,027,239	1,725,986
Other financial assets	1,527,228	200,365	479,847	3,287,171
Other debt securities	996,236	-	667,958	-
Cash and cash equivalents	3,255,365	935,090	2,175,044	5,013,157

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	09/30/2023	12/31/2022	09/30/2022	12/31/2021
Cash and due from Banks
As per Statement of Financial Position	731,901	734,725	1,027,239	1,725,986
As per the Statement of Cash Flows	731,901	734,725	1,027,239	1,725,986
Other financial assets
As per Statement of Financial Position	1,531,154	717,113	570,184	4,696,858
Other financial assets not considered as cash equivalents	(3,926)	(516,748)	(90,337)	(1,409,687)
As per the Statement of Cash Flows	1,527,228	200,365	479,847	3,287,171
Other debt securities
As per Statement of Financial Position	4,254,880	4,458,733	5,777,275	1,641,133
Other financial assets not considered as cash equivalents	(3,258,646)	(4,458,733)	(5,109,317)	(1,641,133)
As per the Statement of Cash Flows	996,236	-	667,958	-

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, at the end of the period ended September 30, 2023, and December 31, 2022:

Portfolio of instruments at 09/30/2023	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Debt Securities at fair value through profit or loss	-	473,671	-	473,671
Other financial assets	1,386,489	1,734,469	-	3,120,958
Investments in equity instruments	368,344	-	-	368,344
Other financial assets	1,531,154	-	-	1,531,154
Total Assets	3,285,987	2,208,140	-	5,494,127

Portfolio of instruments at 12/31/2022	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other Debt securities	4,458,733	-	-	4,458,733
Other financial assets	717,113	-	-	717,113
Total Assets	5,175,846	-	-	5,175,846

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30, 2023 and December 31, 2022

Other Financial Instruments as of 09/30/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	731,901	731,901	731,901	-	-
Other Debt securities	1,133,922	1,104,765	1,104,765	-	-
Total Assests	1,865,823	1,836,666	1,836,666	-	-

Other Financial Instruments as of 12/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	734,725	734,725	734,725	-	-
Total Assests	734,725	734,725	734,725	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

	Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 09.30.2023	Book value at 12.31.2022
					Main Activity	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	112,974,159	155,629,684	141,841,536
	IUDÚ Compañia Financiera S.A	Ord.	1	46,561,140	Financial Company	931,223	11,956,700	799,524	778,331
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	5,351,747	4,819,869	4,413,785
	Tarjeta Automática S.A.	Ord.	1	10,720,696	Credit Cards	136,509	599,625	61,766	63,752
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	1,359,232	2,327,652	2,468,296
	Espacio Cordial de Servicios S.A.	Ord.	1,000	1,273	Trading of products and services	1,340	457,306	612,060	408,971
	Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	4,414,087	5,917,355	5,539,659
	FF Fintech SUPV I	Ord.	-	304,743,797	Financial Trust	118,482	300,832	504,991	588,738
	Micro Lending S.A.U.	Ord.	1	132,223,770	Commercial Bank	132,224	868,872	692,769	1,257,490
Invertir Online	InvertirOnline S,A,U	Ord,	100	2,438	Settlement and Clearing Agent	244	155,629,684	2,361,300	517,514
	Portal Integral de Inversiones S,A,U	Ord,	0,01	80,451,077	Representations	805	13,965
	IOL Holding S,A,	Ord,	1	30,177,500	Financial Company	108,058	152,842	171,351	207,521
	Supervielle Productores Asesores de Seguros S.A.	Ord,	1	58,667,291	Insurance Broker	61,599	190,470	308,558	143,942
	Supervielle Agente de Negociación S.A.U.	Ord,	1,000	55,027	Settlement and Clearing Agent	55,027	570,661	885,239	720,388
	Dólar IOL S.A.U.	Ord,	3,000	1,500	Services and exchange agency	4,500	7,323	7,323	10,523
Total Investments in subsidiaries, associates and joint ventures								175,099,441	158,960,446

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	09/30/2023	12/31/2022

5.1 Cash and due from banks
Financial institutions and correspondents	731,901	734,725
	731,901	734,725
5.2 Debt Securities at fair value through profit or loss
Public securities	473,671	-
	473,671	-

5.3 Other financial assets
Investments in mutual funds	1,527,228	613,795
Debtors for cash operations to be settled	-	97,718
Other investments	-	5,600
Miscellaneous Debtors	3,926	-
	1,531,154	717,113
5.4 Other debt securities
	1,935,030	-
Public securities	2,319,850	4,458,733
Unsubordinated debt securities	4,254,880	4,458,733

5.5 Financial assets pledged as collateral
Deposits in guarantee	6,539	-
	6,539	-

5.6 Investments in equity instruments
Public securities	368,344	-
	368,344	-
5.7 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	155,629,684	141,841,536
IUDÚ Compañia Financiera S.A	799,524	778,331
Sofital S.A.F. e I.I.	4,819,869	4,413,785
Tarjeta Automática S.A.	61,766	63,752
Supervielle Asset Management S.A.	2,327,652	2,468,296
Espacio Cordial de Servicios S.A.	612,060	408,971
Supervielle Seguros S.A.	5,917,355	5,539,659
FF Fintech SUPV I	504,991	588,738
Micro Lending S.A.U	692,769	1,257,490
Invertir Online S.A.U e Portal Integral de Inversiones S.A.U.	2,361,300	517,514
Supervielle Broker de Seguros S.A.	308,558	143,942
Supervielle Agente de Negociación S.A.U.	885,239	720,388
Dólar IOL S.A.U.	7,323	10,523
IOL Holding S.A.	171,351	207,521
	175,099,441	158,960,446
5.8 Intangible Assets
Goodwill – Businness combination	19,907,972	19,907,972
Relations with clients	2,779,292	2,976,250
Brand	1,194,619	1,194,619
	23,881,883	24,078,841
5.9 Other non-financial assets
Retirement insurance	194,728	198,712
Other non-financial assets	98,748	27,743
	293,476	226,455

5.10 Other non-financial liabilities
Compensation and social charges payable	18,339	12,570
Miscellaneous creditors	461,171	558,789
	479,510	571,359

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended		Three-month period ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
5.11. Interest income
Earned interests	41	562	13	8
Interest earned on Fixed Term Deposits	293,537	185,961	133,747	-
Profit by government securities measure at amortized cost	1,419,794	1,456,282	443,256	988,504
Profit by Public Securities operations	739,075	-	739,075	-
	2,452,447	1,642,805	1,316,091	988,512

5.12. Net from financial instruments at fair value through profit or loss
Holding Result - CIF	507,814	676,343	93,446	94,729
Holding Result - Private securities	58,615	-	58,615	-
Holding Result - Stock exchange promissory note	90,549	-	90,549	-
	656,978	676,343	242,610	94,729
5.13. Other operating income
Subsidiaries’ advisory fees	457,978	809,005	50,259	222,784
Royalties	484	5,024	125	1,386
Other income	-	754,093	-	-
Revaluation of retirement insurance contributions	130,600	72,140	60,397	31,121
Foreign source commissions	62,378	19,803	16,580	8,349
	651,440	1,660,065	127,361	263,640
5.14. Personnel expenses
Personnel expenses	81,676	74,014	28,071	24,904
	81,676	74,014	28,071	24,904
5.15. Administration expenses
Bank expenses	405	906	150	236
Professional fees	186,596	182,259	36,286	22,923
Fees to directors and syndics	363,120	301,386	128,527	80,104
Taxes. rates and contributions	21,014	29,549	5,905	9,637
Insurance	-	424	-	-
Expenses and office services	11,245	13,749	2,274	2,738
Other expenses	70,131	70,627	18,700	15,084
	652,511	598,900	191,842	130,722
5.16. Other operating expenses
Turnover tax from Service Activities	22,923	40,701	2,519	11,209
Turnover tax from Financial Activities	53,762	48,224	15,054	7,118
Tax Bs. Personal Shares and Participations Soc	-	10,865	-	-
Compensatory interest	21	33	-	-
	76,706	99,823	17,573	18,327
5.17. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	14,204,417	(6,213,352)	7,993,302	(407,256)
Results from equity investment in IUDÚ Compañía Financiera S.A.	21,193	(501,746)	8,893	(1,182,508)
Results from equity investment in Tarjeta Automática S.A.	270,611	(777,491)	271,311	(14,065)
Results from equity investment in Supervielle Asset Management S.A.	2,057,719	1,316,337	586,741	204,635
Results from equity investment in Espacio Cordial de Servicios S.A.	203,090	(291,105)	121,906	54,709
Results from equity investment in Supervielle Seguros S.A.	1,056,208	1,176,891	243,112	645,696
Results from equity investment in Sofital S.A.F. e I.I.	562,557	(335,442)	244,758	(152,976)
Results from equity investment in Micro Lending S.A.U.	262,296	160,741	(115,285)	(59,187)
Results from equity investment in InvertirOnline S.A. e Portal Integral de Inversiones S.A.	1,843,787	(375,183)	1,069,403	37,256
Results from equity investment in FF Fintech S.A.	(90,933)	74,535	(25,782)	113,339
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	164,615	(4,377)	63,983	(19,023)
Results from equity investment in Supervielle Agente de Negociación S.A.U.	164,851	(2,950)	115,865	(8,156)
Results from equity investment in Dólar IOL S.A.U.	(3,200)	(9,417)	(2,550)	(2,482)
Results from equity investment in IOL Holding S.A.	(172,083)	(140,478)	(55,109)	(44,836)
	20,545,128	(5,923,037)	10,520,548	(834,854)

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

6.	RESTRICTED ASSETS

As of September 30, 2023, and December 31, 2022, the Group does not hold restricted assets,

7.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of September 30, 2023 and December 31, 2022, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				09/30/2023	12/31/2022	09/30/2023	12/31/2022
Banco Supervielle S.A. (1)	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, 5th floor C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	7.85%	99.91%	99.91%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 16th floor C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769 - Mendoza – Argentina (2)	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina (3)	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	99.99%	100.00	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	95.24%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (4)	Computer Services	-	-	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (5)	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 09/30/23 and 12/31/22
(2)	On October 21, 2021, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, fixing it at Avda. Gral. San Martín 731, 1st floor, in the City of Mendoza. It is pending registration in the IGJ
(3)	On May 31, 2023, by Board Minutes, the change of address of the Company's headquarters was resolved, setting it at San Martin 344, 16th floor of the Autonomous City of Buenos Aires. It is pending registration in the IGJ
(4)	On May 31, 2023, the Board of Directors Assembly discussed the change of headquarters of the Company currently located at Bartolomé Miter 434, floor 5, of the Autonomous City of Buenos Aires, setting it at San Martin 344, floor 16 of the Autonomous City of Buenos Aires. It is pending registration in IGJ
(5)	On June 29, 2023, the Board of Directors Assembly discussed the change of headquarters of the Company currently located at Bartolomé Miter 434, floor 5, of the Autonomous City of Buenos Aires, setting it at San Martin 344, floor 16 of the Autonomous City of Buenos Aires. It is pending registration in IGJ.

The capital movements of the subsidiaries carried out during 2022 and 2023 expressed in pesos are detailed below:

In accordance with the resolutions of the Board of Directors dated January 28, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution on account of future increases to IUDÚ Compañía Financiera S.A of $25,000,000 through the issuance of 1,762,666 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with an issue premium of $13.18306021 per share.

In accordance with the resolutions of the Board of Directors dated February 25, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A, made irrevocable capital contributions to IUDÚ Compañía Financiera S.A. for $12,500,000 and $237,500,000, respectively, increasing the capital stock by $19,312,748, through the issuance of 19,312,748 new shares (with an issue premium of $11.94481738 per share).

In accordance with the resolutions of the Board of Directors dated March 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $62,500,000 and $1,187,500.00 respectively, increasing the capital stock in the amount of $113,825,361 through the issuance of 113,825,361 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $9.98173543 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolution of the Board of Directors dated February 25, 2022 and March 30, 2022, IUDÚ Compañía Financiera S.A. has made irrevocable capital contributions to Tarjeta Automática S.A. for $150,000,000 each, increasing the capital stock in the amount of $67,776,590 through the issuance of 67,776,590 common, nominative, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with an issuance premium of $3,42630703 per share. Based on these contributions, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 87.5% to 13.40%. Because of this transaction, Grupo Supervielle S.A. recorded a profit of 236,118 thousand pesos in its separate financial statements.

In accordance with the resolutions of the Board of Directors dated June 27, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $50,000,000 and $950,000.00 respectively, increasing the capital stock in the amount of $103,701,474 through the issuance of 103,701,474 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.64306455 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

As resolved by the Board of Directors on June 27, 2022, IUDÚ Compañía Financiera S.A. has made an irrevocable capital contribution to Tarjeta Automática S.A. for $250,000,000 increasing the capital stock in the amount of $56,480,492 through the issuance of 56,480,492 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with a premium issue of $3,426307 per share. From said contribution, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 13.40% to 7.85%.

In accordance with the resolutions of the Board of Directors dated July 8, 2022, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. for the sum of US$ 200,000 to be applied to working capital and investments. Said contributions will be capitalized in the next Assembly to be held.

In accordance with the resolutions of the Board of Directors dated August 16, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution to InvertirOnline S.A.U of $70,165,000 through the issuance of 38 common, registered, non-endorsable shares with a nominal value of $100 each and with the right to 5 votes per share, with an issue premium of $1,846 ,347.37 per share.

In accordance with the resolutions of the Board of Directors dated August 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $37,500,000 and $712,500.00 respectively, increasing the capital stock in the amount of $82,428,856 through the

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

issuance of 82,428,856 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolutions of the Board of Directors dated September 28, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $12,500,000 and $237,500.00 respectively, increasing the capital stock in the amount of $27,476,285 through the issuance of 27,476,285 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. These contributions were capitalized at the meeting held on March 27, 2023.

As resolved by the Board of Directors on February 23, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $100,000,000, through the issuance of 100,000,000 non-endorsable registered ordinary shares of $1 par value each and with the right to 1 vote per share. Said contribution was capitalized in the Pocket Assembly dated April 17, 2023.

As resolved by the Board of Directors on June 28, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $75,000,000, through the issuance of 75,000,000 non-endorsable registered ordinary shares of $1 par value each and with the right to 1 vote per share. This contribution was capitalized in the Pocket Meeting held on July 14, 2023.

In accordance with the resolution of the Extraordinary Assembly minutes of Micro Lending S.A.U., held on July 28, 2023, the voluntary reduction of the share capital was resolved for up to the sum of $111,756,079 along with its corresponding proportion of the capital adjustment account for the sum of $288,243,921.

According to what was mentioned in note 15 to the condensed interim consolidated financial statements, once the merger between Banco Supervielle S.A., IUDÚ Compañía Financiera S.A. was completed. and Tarjeta Automática S.A., the participation of Grupo Supervielle S.A. at Banco Supervielle S.A. will be 97.1198%.

The financial situation and net results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of September 30, 2023 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	1,239,100,348	1,077,964,286	160,274,675	14,559,131
IUDÚ compañía Financiera S.A(1)	17,585,257	1,361,519	16,154,730	(132,386)
Tarjeta Automática S.A.	2,016,957	1,228,412	788,545	(37,105)
Supervielle Asset Management S.A.	3,504,643	1,054,487	2,450,156	2,361,092
Sofital S.A. F. e I.I.	7,480,277	3,104	7,477,173	606,122
Espacio Cordial de Servicios S.A.	1,285,117	554,694	730,423	189,064
Micro Lending S.A.U.	980,696	287,926	692,770	388,638
Portal Integral de Inversiones S.A.U.	50,071	31,243	18,828	(78,000)
InvertirOnline S.A.U.	42,344,916	40,014,093	2,330,823	1,832,138
IOL Holding S.A.	207,465	1,401	206,064	(47,849)
Supervielle Seguros S.A. (2)	11,770,313	5,548,848	6,221,465	270,325
Supervielle Productores Asesores de Seguros S.A. (3)	510,785	186,810	323,975	172,841
Bolsillo Digital S.A.U.	46,822	17,432	29,390	(298,485)
Supervielle Agente de Negociación S.A.U.	1,066,786	181,547	885,239	176,494
Dólar IOL S.A.U. (4)	9,873	-	9,873	(650)

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for three months.
(3)Balances are reported as of December 31, 2022
(4)Balances are reported as of June 30, 2023

As of December 31, 2022 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	1,370,168,058	1,223,193,093	146,132,242	(9,629,736)
IUDÚ Compañia Financiera S.A	27,864,164	11,504,795	16,287,116	(6,623,380)
Tarjeta Automática S.A.	1,617,225	791,575	825,650	(999,965)
Supervielle Asset Management S.A.	3,448,857	850,650	2,598,207	2,035,880
Sofital S.A. F. e I.I.	7,084,869	16,999	7,067,870	(139,896)
Espacio Cordial de Servicios S.A.	1,800,863	1,259,504	541,359	(1,110,104)
Micro Lending S.A.U.	1,849,091	630,236	1,218,855	184,595
Portal Integral de Inversiones S.A.U.	50,071	31,243	18,828	(78,000)
InvertirOnline S.A.U.	27,859,197	27,360,512	498,685	(355,449)
IOL Holding S.A.	207,465	1,401	206,064	(47,849)
Supervielle Seguros S.A. (2)	10,700,636	4,875,852	5,824,784	1,187,894
Supervielle Productores Asesores de Seguros S.A.	409,159	258,025	151,134	538
Bolsillo Digital S.A.U.	458,518	411,450	47,068	(417,117)
Supervielle Agente de Negociación S.A.U.	879,521	170,776	708,745	53,650
Dólar IOL S.A.U.	11,858	1,336	10,522	(19,901)

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for nine months.

As of September 30, 2023, and December 31,2022, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	09/30/2023	12/31/2022

Cash and due from banks
Banco Supervielle S.A.	1,755	2,060
InvertirOnline S.A.U. Cta. Cte.	15	79
	1,770	2,139

Other financial assets
Espacio Cordial Servicios S.A.	306	320
IUDÚ Compañía Financiera S.A.	-	5,281
Term Deposits IUDÚ Compañía Financiera S.A	52	-
	358	5,601
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	231	237
	231	237

As of September 30, 2023 and December 31,2022, results with Grupo Supervielle S.A‘s controlled are as follows:

	09/30/2023	09/30/2022
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	13	7
Interests from current accounts – IUDÚ	-	345
Interest on paid account– IOL	30	215
	43	567

Other operating income
Banco Supervielle S.A.	449,049	742,635
Sofital S.A.F. e I.I.	563	609

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Supervielle Asset Management S.A.	5,538	6,003
Tarjeta Automática S.A.	-	1,770
IUDÚ Compañía Financiera S.A.	-	59,416
Espacio Cordial de Servicios S.A.	3,313	3,595
	458,463	814,028
Administrative expenses
Bank expenses – Banco Supervielle S.A.	148	168
Rent – Banco Supervielle S.A.	6,600	7,184
Legal and accounting consultancy services	786	1,659
Fees for market operations - InvertirOnline S.A.U.	1,081	4,030
Fees for market operations - SAN	7,404	1,875
	16,019	14,916

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	293,537	185,961
	293,537	185,961

8.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of September 30, 2023, is as follows:

	Other financial assets	Current income tax assets	Other non-financial assets	Deferred income tax liabilities	Other non- financial liabilities
To mature:
1st. Quarter	1,531,154	147,430	-	479,510	477,274
2nd. Quarter	-	48,682	-	-	-
3rd. Quarter	-	48,682	-	-	-
4th. Quarter	-	48,682	-	-	-
Over a year	-	-	42,426	-	-
Subtotal to mature:	1,531,154	293,476	42,426	479,510	477,274
Matured term
Total	1,531,154	293,476	42,426	479,510	477,274
At fixed rate	-	-	-	-	-
At floating rate	1,527,228	-	-	-	-
Not accrue interest	3,926	293,476	42,426	479,510	477,274
Total	1,531,154	293,476	42,426	479,510	477,274

9.	CAPITAL STOCK

As of September 30, 2023, and December 31, 2022, the corporate net share capital of own shares in portfolio for 14,050 and 10,139 respectively is the following:

Capital Stock	Nominal Value
Capital stock as of 09/30/2023	442,672
Capital stock as of 09/30/2022	446,583

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

As of September 30, 2023, Grupo Supervielle's share repurchase program has expired, meaning additional shares cannot be acquired. Grupo Supervielle has acquired a total of 11,093,572 Class B Shares in ByMA and 591,384 ADRs in NYSE, achieving an execution of 86.3% of the program and 3.076% of the share capital.

10.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what was reported in the financial statements as of December 31, 2022.

11.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the General Law of Companies, the by-laws and Resolution No. 195 of the National Securities Commission, 5% of the profits for the year plus (minus) the adjustments of results from previous years must be transferred to the Legal Reserve, until the Reserve reaches 20% of the capital stock.

As indicated in note 9, because of the treasury stock purchase program, as of September 30, 2023, the Company has 14,050,492 treasury shares in its portfolio. Their acquisition cost amounted to 3,370,375 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, subsection 11, item c of the CNV Regulations (N.T. 2013 and mod.), while said shares are held in the portfolio, there is a restriction on the distribution of the results unassigned and free reserves for the amount of said cost.

12.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context, whose main variables have been highly volatile, both nationally and internationally.

Economic activity in Argentina registered an increase of 0.3% year-on-year in August 2023. Regarding inflation, it accelerated strongly in the third quarter of 2023, reaching 12.7% monthly in September.

The main indicators in our country are:

• The accumulated inflation between December 31, 2022 and September 30, 2023 reached 103.2% (CPI). In the year-on-year comparison, the increase reached 138.3%.

• Between December 31, 2022 and September 30, 2023, the peso depreciated 97.60% against the US dollar, according to the exchange rate of the Central Bank of the Argentine Republic (Com “A” 3500).

The International Reserves of the B.C.R.A. They ended September with a balance of US$26,925 million, registering a drop of US$894 million compared to the end of August. So far in 2023, the Central Bank has lost US$20,042 million in reserves. The effect of the drought on exports, plus the use of foreign currency to intervene in the exchange market, led the monetary

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

authority to close October with gross reserves of US$24.5 billion, while net reserves have a negative balance of US$7.7 billion.

The Government will try to improve the dynamics of the Central Bank's reserves through the new exchange rate scheme for exporters. The new regime consists of settling 70% of exports through the Single and Free Exchange Market (MULC) and the remaining 30% through cash settlement (CCL). The gap between the official exchange rate and the financial ones, which today reaches 167%, discourages the liquidation of exports and, at the same time, promotes the import of goods and services, despite the current restrictions.

The National Securities Commission (C.N.V.) limited the purchase of financial dollars, such as the MEP dollar and the Cash With Liquidation dollar (CCL), for foreign investors, in order to improve controls on the capital market and prevent money laundering maneuvers. of assets and tax evasion. He also added conditions for local businesses. The decision was formalized through General Resolution 981/2023, published in the Official Gazette.

Complementing this measure, the National Securities Commission (C.N.V.) focused on Cash with Settlement (CCL) and the MEP by setting a new minimum portfolio holding period for bonds issued under foreign law. In accordance with resolution 979/2023, those who operate in the CCL segment will not be able to obtain foreign currency until 5 days after the operation is completed. Meanwhile, for papers under local legislation, the term of a minimum holding of one business day will follow.

After recalibrating it in mid-August, the BCRA decided to keep the bilateral nominal exchange rate (TCN) unchanged with respect to the US dollar at $350/US$ during the month of September. Thus, it had an average increase of 8.8% compared to the previous month. As of November 15, a 3% monthly crawling peg began to be applied.

Parallel to the recalibration of the official exchange rate, and with the objective of mitigating its transfer to prices, the reference interest rates and fixed-term deposits were simultaneously readjusted, aligning them at a level consistent with medium-term inflation expectations. term. In this way, we sought to promote positive real returns on investments in local currency and contribute to financial and exchange balance.

On October 22, 2023, the general election for the presidency of the nation was held, UxP (Sergio Massa) obtained 36% of the total votes, followed by 30% and 24% of Milei (LLA) and Bullrich (JxC). This resulted in a runoff between Sergio Masa and Javier Milei, which took place on November 19, 2023, and the candidate Javier Milei was established as president with 56% of the votes.

According to estimates by the BCRA (Market Expectations Survey - REM) as of October 2023 published on November 13, 2023, Argentine GDP is expected to decrease 2.5% in 2023. Analysts participating in the REM also expect that the Inflation will increase from 94.8% in 2022 to 185% in 2023. In addition, the nominal exchange rate is expected to end at AR$526.4 per dollar on December 31, 2023.

As of the date of these Financial Statements, the Central Bank modified the LELIQ interest rate to 133% TNA.

At the same time, the yields of fixed terms increased, so the Badlar and TM20 rates for private banks rose to 128.81% TNA and 126% TNA, respectively. The overnight repo rate rose to 126% TNA.

So far in 2023, the drop in dollar deposits is approximately 12.5%, of which 6.4% was after the PASO.

The context of volatility and uncertainty resulting from the elections continues as of the date of issuance of these financial statements.

Framed in a context of great volatility resulting from the elections, the Group's Management permanently monitors the evolution of the aforementioned situations in the international markets and at the local level, to identify possible impacts on its equity and financial situation,and determine the possible actions to be adopted.

13.	SUBSEQUENT EVENTS

There are no events or operations that occurred after September 30, 2023 that could significantly affect the financial position or results of the Company as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 09/30/2023	Book value 12/31/2022
OTHER DEBS SECURITIES
Argentine
Measured at fair value with changes in OCI
Letra del Tesoro Nacional En Pesos Ajust por Cer A Dto	-	4,458,733
Bono del Tesoro Boncer 2% $ 2026	189,693	-
Letra del Tesoro Nacional En Pesos Ajust por Cer A Desc. Vto 23/11/23	996,235	-

Corporate Securities
ON Arcor Cl. 20 Vto12/05/25 Rcllo	345,186	-
ON Newsan Cl. 15 V19/05/24 Wncgo	109,985	-
ON SPI Energy Sa Cl.1 Us$ V.27/06/2026 Spc10	400,467	-
ON Tarjeta Naranja Cl.53 S.2 $ V05/04/24 Cg T5320	461,686	-
ON Pan American Cl.25 V14/03/25 $ Pnqco	527,130	-
ON Pyme Alz Semillas 7 V29/09/25 San	90,576	-

Measured at amortized cost
Bono Nacion Moneda Dual TDG24	1,129,289	-
Bono de La Nacion En Moneda Dual Vto 30/04/2024	4,633	-

Total other debt securities	4,254,880	4,458,733

EQUITY INSTRUMENTS
Argentine
Measured at fair value through profit and loss
Acciones Banco Frances	50,752	-
Acciones Banco Macro	91,164	-
Acciones Banco Galicia	226,428	-

Total equity instruments	368,344	-

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Pagarés	473,671	-
Total Debt securities at fair value through profit or loss	473,671	-
Total	5,096,895	4,458,733

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the period	Increases	Disposals	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the period	At the end of the period	09/30/2023	12/31/2022
Goodwill	19,907,972	-	-	19,907,972	-	-	-		-	19,907,972	19,907,972
Relations with clients	4,201,764	-	-	4,201,764	(1,225,514)	-	-	(196,958)	(1,422,472)	2,779,292	2,976,250
Brand	1,194,619	-	-	1,194,619	-	3	-	-	-	1,194,619	1,194,619
Proprietary Software & Technology	411,938	-	-	411,938	(411,938)	-	-	-	(411,938)	-	-
Total	25,716,293	-	-	25,716,293	(1,637,452)		-	(196,958)	(1,834,410)	23,881,883	24,078,841

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of 09/30/2023	As of 09/30/2023 (per currency)	As of 12/31/2022
			Dollar
ASSETS
Cash and Due from Banks	730,003	730,003	730,003	732,644
Others Debs Securities	1,133,922	1,133,922	1,133,922	-
Other financial assets	438,756	438,756	438,756	413,430
Other non-financial assets	194,728	194,728	194,728	198,712
TOTAL ASSETS	2,497,409	2,497,409	2,497,409	1,344,786

LIABILITIES
Other non-financial liabilities	438,756	438,756	438,756	413,430
TOTAL LIABILITIES	438,756	438,756	438,756	413,430

NET POSITION	2,058,653	2,058,653	2,058,653	931,356

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Grupo Supervielle S,A,

Date: December 26, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer